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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13E-3
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

THE NEPTUNE SOCIETY, INC.
(Name of the Issuer)

BG CAPITAL GROUP LTD.
BROOKLYN HOLDINGS LLC
ROBERT GENOVESE
NPTI ACQUISITION CORP.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

640776 30 8
(CUSIP Number of Class of Securities)

Marco Markin
BG Capital Group Ltd.
Slot #2000, A.P. 59223
Nassau, Bahamas
(242) 422-2679
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

with copy to:

G. Thomas Stromberg, Esq.
Winston & Strawn LLP
333 South Grand Avenue, 38th Floor
Los Angeles, CA 90071
(213) 615-1822

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☒	d.	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$4,221,464	$497

*
Calculated, for purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Exchange Act. This calculation assumes the purchase of 1,565,173 shares of common stock, par value $0.001 per share, of The Neptune Society, Inc. at a price of $2.68 per share. Such number of shares represents the sum of (1) 893,250 shares to be purchased in the private transactions described in this Schedule 13E-3 that will occur immediately prior to the merger plus (2) the difference between 6,560,605 shares of Neptune common stock outstanding as of June 30, 2005 less the 5,490,432 shares of Neptune common stock held by BG Capital Group Ltd. and the 250,000 shares of Neptune common stock held by Brooklyn Holdings LLC, and less 138,250, the portion of the outstanding shares purchased in private transactions.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $497	Form or Registration No.: Schedule 13E-3
Filing Party: BG Capital Group Ltd. Brooklyn Holdings LLC Robert Genovese NPTI Acquisition Corp.	Date Filed: July 14, 2005

SUMMARY TERM SHEET

        This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the purchase of certain shares of The Neptune Society, Inc. and the subsequent "going private" merger involving The Neptune Society, Inc. and NPTI Acquisition Corp., how it affects you, what your rights are with respect to the merger as a shareholder of The Neptune Society, Inc. and the position of the people listed on the cover of the Schedule 13E-3 above the caption "Name of Person(s) Filing Statement," who are referred to herein as the "Filing Persons," on the fairness of the purchases of shares and the merger to you. The proposed transactions described in this Transaction Statement have not been approved by the Board of Directors of The Neptune Society or any special committee of independent directors of The Neptune Society, and they are not subject to any vote of the shareholders of The Neptune Society who are not affiliated with NPTI Acquisition Corp.

PURPOSE OF THE PURCHASES OF SHARES AND THE MERGER (Page 8).

        The Filing Persons presently own approximately 77% of the outstanding shares of Neptune common stock on a fully diluted basis and assuming exercise of all options, warrants and conversion rights. Under Florida law, a parent corporation may cause two subsidiaries in each of which the parent owns at least 90% of the outstanding equity interests to merge with each other without the consent of the shareholders of the parent or either subsidiary in a "short-form" merger. In order to obtain the 90% ownership in Neptune necessary to accomplish the short-form merger, the Filing Persons have agreed to purchase certain additional shares of Neptune common stock from CapEx, LP, Bow River Capital Fund, LP and Bow River Capital Fund II, LP that they will acquire upon exercise of warrants presently held by them to purchase shares of Neptune common stock. In addition, the Filing Persons have agreed to purchase 393,250 additional shares of Neptune common stock from Neptune shareholders and optionholders in private transactions. In addition, Brooklyn Holdings, LLC ("Brooklyn Holdings") will contribute all of its shares of and conversion rights to Neptune common stock to BG Capital Group, Ltd. ("BG Capital"). After this contribution and the purchases of the additional shares, which are expected to occur on the same day, BG Capital will own approximately 93% of the outstanding shares of Neptune common stock on a fully diluted basis and assuming exercise of all options and conversion rights and assuming the cashless exercise of certain warrants as further described in this schedule and will be able to consummate the short-form merger without the consent of the shareholders of Neptune. Immediately following the contribution and the purchases (on the same day or the next business day), BG Capital plans to then cause NPTI Acquisition Corp. ("NPTI Acquisition"), a Florida corporation and a wholly-owned subsidiary of BG Capital, to merge with and into Neptune as a means of acquiring all of the other shares of Neptune common stock and to provide a source of liquidity to holders of those shares. Neptune will be the surviving entity of the merger, with the result that it will be a directly and wholly owned subsidiary of BG Capital.

PRINCIPAL TERMS OF THE SHARE PURCHASES AND THE MERGER.

        THE PURCHASES OF SHARES (Page 27).    In order to obtain the percentage of outstanding capital stock of Neptune necessary to utilize a short-form merger under Florida law, BG Capital has agreed to purchase 500,000 shares of Neptune common stock from CapEx, LP, Bow River Capital Fund, LP and Bow River Capital Fund II, LP for $2.68 per share, or an aggregate purchase price of $1,340,000. In addition, BG Capital has agreed to purchase 138,250 shares of Neptune common stock from certain shareholders of Neptune for $2.68 per share, or an aggregate purchase price of $370,510. Finally, BG Capital has agreed to purchase 255,000 shares from holders of options to purchase shares of Neptune common stock for $2.68 per share, or an aggregate purchase price of $683,400.

        THE MERGER (Page 27).    Immediately after the purchases of shares by BG Capital and after Brooklyn Holdings contributes its shares of Neptune common stock (and conversions rights relating to Neptune common stock) to BG Capital, BG Capital will cause NPTI Acquisition to merge with and into Neptune in a "short form" merger under Florida Corporation Law Sections 607.1104. Under this provision, because BG Capital will own more than 90% of the outstanding shares of Neptune common stock immediately prior to the Merger, BG Capital will have the power to effect the merger by action of its board of directors. No approval is required from the board of directors or public shareholders of Neptune. BG Capital does not intend to enter into a merger agreement with Neptune or to seek the approval of the directors of Neptune for the merger. Shareholders of Neptune will not be entitled to vote their shares with respect to the merger.

        TIMING OF THE SHARE PURCHASES AND THE MERGER (Page 27). The Merger will occur immediately after the purchases of shares in the privately negotiated transactions. Both of these transactions will occur on or about November 8, 2005, which is at least 20 days after mailing this Schedule 13E-3 to Neptune's public shareholders (or as soon thereafter as possible). Because the purchases of shares and the Merger are expected to occur nearly simultaneously, the Filing Persons do not intend to file another amendment to this Schedule 13E-3 until after the Merger has become effective.

        MERGER PRICE (Page 28).    Upon the effectiveness of the merger, each share of Neptune common stock not owned by any of the Filing Persons will automatically be converted into the right to receive $2.68 per share in cash, without interest.

        NEPTUNE SHARES OUTSTANDING; OWNERSHIP BY THE FILING PERSONS (Pages 6, 36).    As of June 30, 2005, a total of 6,560,105 shares of Neptune common stock were outstanding. In addition, as of June 30, 2005, options to purchase 255,000 shares of Neptune common stock were outstanding. BG Capital has entered into purchase agreements with holders of all of the options, pursuant to which such holders have agreed to exercise their options and sell the shares of Neptune common stock they receive upon exercise of such options to BG Capital for a purchase price of $2.68 per share immediately prior to the short-form merger contemplated by this Schedule 13E-3. Additionally, as of June 30, 2005, warrants to purchase 1,724,167 shares of Neptune common stock were outstanding. Immediately prior to the short-form merger contemplated by this Schedule 13E-3 and pursuant to an agreement with Neptune and BG Capital and as described above, the holders of warrants to purchase 1,696,667 shares of Neptune common stock will exercise such warrants on a cashless basis and receive 500,000 shares of Neptune common stock. In turn, these warrant holders will sell the shares of Neptune common stock they acquire upon such exercise to the Filing Persons for a purchase price of $2.68 per share. After such exercise, warrants to purchase 27,500 shares of Neptune common stock will remain outstanding. Pursuant to the merger, all such remaining warrants to purchase shares of Neptune common stock outstanding will be cancelled, and the warrant holders will receive no consideration therefor. Finally, Brooklyn Holdings holds a $6,000,000 convertible debenture of Neptune, which allows Brooklyn Holdings to convert such debt into 3,636,364 shares of Neptune common stock after June 18, 2009. As of June 30, 2005, the Filing Persons owned a total of 5,740,432 shares of Neptune common stock, plus the conversion right with respect to an additional 3,636,364 shares of common stock as described above, or approximately 77% of the outstanding shares of Neptune on a fully diluted basis and assuming exercise of all options, warrants and conversion rights.

        PAYMENT FOR SHARES (Pages 27-28).    BG Capital will pay you for your shares of Neptune common stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Dissenters Rights and a Letter of Transmittal, which will be mailed to shareholders of record of Neptune within 10 calendar days following the date the merger becomes effective and should be read carefully. A copy of the Letter of Transmittal is attached to this Schedule 13E-3 as Annex B. Please do not submit your stock certificates before you have received these documents. By sending Interwest Transfer Company your stock certificates with a properly signed Letter of Transmittal, you will waive your dissenters rights described below. See Item 4, "Terms of the Transaction," below in this Schedule 13E-3.

        SOURCE AND AMOUNT OF FUNDS (PAGE 35).    The total amount of funds expected to be required by BG Capital to pay the merger price for Neptune common stock in the merger, to pay for the shares to be purchased prior to the merger, and to pay related fees and expenses, is estimated to be approximately $4,445,000. Brooklyn Holdings will provide all of the funds necessary to consummate the proposed purchases of shares and subsequent merger. A portion of the funds contributed by Brooklyn Holdings are expected to be proceeds from the prepayment by Neptune to Brooklyn Holdings of $2 million of outstanding principal under the loan agreement dated February 2, 2005 between Neptune and Brooklyn Holdings, which agreement and prepayment are more fully described in Item 5(a) below. There are no conditions to the financing of the purchases of shares or subsequent merger.

THE FILING PERSONS' POSITION ON THE FAIRNESS OF THE PURCHASES OF SHARES (Page 16).

        The Filing Persons have concluded that the purchases of shares in private transactions is both substantively and procedurally fair to the parties selling their shares to BG Capital immediately prior to the merger and to the other unaffiliated Neptune shareholders, based primarily on the following factors:

  •
  The market for Neptune's shares of common stock has been highly illiquid. The opportunity for a significant number of shares of Neptune common stock to be sold on the market in the foreseeable future, without substantially reducing the market price, is remote.

  •
  The purchases of shares from these holders represents an opportunity for such shareholders to realize cash for their shares, which would otherwise be extremely difficult or impossible given the illiquidity of the market for shares of Neptune common stock.

  •
  The purchases of shares will provide these shareholders the right to receive cash for their shares of Neptune common stock, and is not subject to any financing condition.

  •
  The parties to these agreements had the opportunity to negotiate the terms and price of the sale and to discuss the same with counsel.

  •
  The parties selling their shares prior to the Merger will receive the same price per share that the unaffiliated shareholders will receive after completion of the Merger.

See "Special Factors—Fairness of the Purchases of Shares—Position of the Filing Persons as to the Fairness of the Purchases of Shares."

THE FILING PERSONS' POSITION ON THE FAIRNESS OF THE MERGER (Page 13).

        The Filing Persons have concluded that the merger is both substantively and procedurally fair to the unaffiliated shareholders of Neptune, based primarily on the following factors:

  •
  The market for Neptune's shares of common stock has been highly illiquid. The opportunity for a significant number of shares of Neptune common stock to be sold on the market in the foreseeable future, without substantially reducing the market price, is remote.

  •
  The merger represents an opportunity for the unaffiliated shareholders of Neptune to realize cash for their shares, which would otherwise be extremely difficult or impossible given the illiquidity of the market for shares of Neptune common stock.

  •
  The merger will provide Neptune's unaffiliated shareholders the right to receive cash for their shares of Neptune common stock, and is not subject to any financing condition.

  •
  Neptune will no longer be subject to the costly reporting and other disclosure requirements of the Securities Exchange Act of 1934, including those instituted under the Sarbanes-Oxley Act of 2002.

  •
  The unaffiliated shareholders of Neptune are entitled to exercise dissenters rights and demand "fair value" for their shares as determined by the Florida courts, which may be determined to be more or less than the cash amount offered in the merger. See "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger" and Item 4 "Terms of the Transaction" of this Schedule 13E-3.

See "Special Factors—Fairness of the Merger—Position of the Filing Persons as to the Fairness of the Merger."

CONSEQUENCES OF THE PURCHASES OF SHARES AND SUBSEQUENT MERGER (Pages 27-28).

        Completion of the purchases of shares and the subsequent merger will have the following consequences:

  •
  Neptune will be a privately held corporation, with BG Capital owning 100% of the equity interest in Neptune and its business.

  •
  Only BG Capital will have the opportunity to participate in the future earnings and growth, if any, of Neptune. Similarly, only BG Capital will face the risk of losses incurred by Neptune's operations or the decline in value of Neptune after the merger.

  •
  The shares of Neptune common stock will no longer be publicly traded. In addition, Neptune will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going-private disclosure contained in this Schedule 13E-3.

  •
  Subject to the exercise of statutory dissenters rights, each of your shares will be converted into the right to receive $2.68 per share in cash, without interest.

DISSENTERS RIGHTS (Pages 29-32).

        You have a statutory right to dissent from the merger and demand payment of the fair value of your Neptune shares as determined in a judicial appraisal proceeding in accordance with Sections 607.1301 through 607.1330 of the Florida Corporation Law from the date of the merger. This value may be more or less than the $2.68 per share in cash consideration that will be paid pursuant to in the merger. In order to qualify for these rights, you must make a written demand for dissenters rights within 20 days after the date of mailing of the Notice of Merger and Dissenters Rights and otherwise comply with the procedures for exercising dissenters rights set forth in the Florida Corporation Law. The statutory right of dissent is set out in Sections 607.1301 through 607.1330 of the Florida Corporation Law and is complicated. A copy of Sections 607.1301 through 607.1330 is attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Shareholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4(c), "Terms of the Transaction—Dissenters Rights," below in this Schedule 13E-3.

FOR MORE INFORMATION (Pages 22-27).

        More information regarding Neptune is available from its public filings with the Securities and Exchange Commission. See Item 2, "Subject Company Information," and Item 3, "Identity and Background of Filing Persons," below in this Schedule 13E-3.

INTRODUCTION

        This Second Amendment to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Statement") is being jointly filed by BG Capital Group Ltd., a Bahamian corporation ("BG Capital"), Brooklyn Holdings LLC, a Nevis limited liability company ("Brooklyn Holdings"), Robert Genovese and NPTI Acquisition Corp., a Florida corporation ("NPTI Acquisition") (collectively, the "Filing

Persons"), in connection with (a) the privately negotiated purchases of certain shares of common stock of The Neptune Society, Inc. ("Neptune" or the "Company") by the Filing Persons, and (b) the contemplated short-form merger (the "Merger") of NPTI Acquisition with and into Neptune, with Neptune as the survivor corporation pursuant to a Plan of Merger adopted by the Board of Directors of BG Capital, whereby each holder of Neptune common stock (other than NPTI Acquisition) would receive cash in exchange for each share of Neptune common stock owned at the time of the Merger. A copy of the Plan of Merger is attached to this Schedule 13E-3 as Annex A.

        The Merger is expected occur immediately after the privately negotiated purchases of shares described in this Schedule 13E-3. All of these transactions are expected to occur on or about November 8, 2005, which is at least 20 days after mailing this Schedule 13E-3 to Neptune's public shareholders as of the record date of October 4, 2005 (or as soon thereafter as possible).

        The Filing Persons presently own in the aggregate approximately 77% of Neptune's outstanding common stock on a fully diluted basis and assuming exercise of all options, warrants and conversion rights. Under Florida law, a parent corporation may cause two of its at least 90%-held subsidiaries to merge with each other without the consent of the shareholders of the parent or either subsidiary in a "short-form" merger. BG Capital has agreed to acquire additional shares in order to achieve ownership of at least 90% of such stock, which would allow the Filing Persons to cause the Merger of NPTI Acquisition with and into Neptune without any vote or meeting of Neptune's shareholders. In order to acquire such additional stock, the Filing Persons have agreed to purchase certain shares that will be acquired by CapEx, LP, Bow River Capital Fund, LP and Bow River Capital Fund II, LP (the "CapEx Group") upon the cashless exercise of certain warrants to purchase Neptune common stock presently held by the CapEx Group. Additionally, the Filing Persons have agreed to purchase certain shares currently held by Jerry Norman, Digital Wallstreet Inc. and Barry Maynes (the "Shareholder Group"). Finally, the Filing Persons have agreed to purchase certain shares that will be held by Jerry Norman, Dan Solberg, Gary Harris, Barry Maynes and Chuck Eudaily (the "Option Group") upon the exercise of certain options to purchase Neptune common stock held by the Option Group.

        As of June 30, 2005, there were issued and outstanding 6,560,105 shares of common stock, $.001 par value per share (the "Shares"), of Neptune, plus options to purchase 255,000 Shares, warrants to purchase 1,724,167 shares, and a conversion right representing 3,636,364 Shares. As of June 30, 2005, the Filing Persons held approximately 9,376,796 Shares (including the Shares attributable to the conversion right) representing approximately 77% of the total Shares outstanding on a fully diluted basis and assuming exercise of all options, warrants and conversion rights. After completing the contemplated purchase transactions with the CapEx Group, the Shareholder Group and the Option Group, Brooklyn Holdings will contribute all of its Shares, as well as the conversion rights, to BG Capital immediately before the Effective Date. After giving effect to such transactions, BG Capital will own at least 90% of the outstanding capital stock of Neptune. On the Effective Date, as a result of the Merger, BG Capital will own all of the outstanding shares of Neptune, as the surviving corporation in the Merger.

        Upon the completion of the Merger, each outstanding Share will be cancelled and each outstanding Share not held by BG Capital, Neptune and shareholders of Neptune who properly exercise statutory dissenters rights under the Florida Corporation Law, will be automatically converted into the right to receive $2.68 per Share in cash (the "Merger Price"), without interest, which will be paid upon surrender of the certificate for such Share to Interwest Transfer Company (the "Paying Agent"). The Paying Agent's address and telephone number are: 1981 E. Murray Holladay Road, Salt Lake City, UT, (801) 272-9294.

        Instructions with regard to the surrender of stock certificates, together with a description of statutory dissenters rights, will be set forth in a Notice of Merger and Dissenters Rights and a Letter of Transmittal, which documents will be mailed to shareholders of record of Neptune within 10 calendar days following the Effective Date and should be read carefully. A copy of the Letter of Transmittal is attached to this Schedule 13E-3 as Annex B.

        Under the Florida Corporation Law, because BG Capital will own more than 90% of the outstanding shares of Neptune immediately prior to the Merger, no action is required by the Board of Directors or the shareholders of Neptune (other than the Filing Persons) in order to complete the Merger. Neptune will be the surviving corporation in the Merger. As a result of the Merger, BG Capital will be the only shareholder of Neptune.

        As of June 30, 2005, warrants to purchase a total of 1,724,167 Shares (the "Warrants") were outstanding. The exercise prices of the outstanding Warrants was $3.00 per Share. Pursuant to an agreement with the CapEx Group and Neptune, immediately prior to the Merger, the CapEx Group will exercise all of the outstanding Warrants held by it on a cashless basis in exchange for 500,000 shares of Neptune common stock, which the Filing Persons will in turn purchase from the CapEx Group for $2.68 per Share. Upon the effectiveness of the Merger, the warrants to purchase the remaining 27,500 shares of Neptune common stock will be canceled, and no consideration will be paid to the holders of these warrants.

        As of June 30, 2005, options to purchase a total of 255,000 Shares were outstanding, all of which were held by the Option Group. The exercise prices of the outstanding options was $0.70 per Share. Pursuant to agreements with the Option Group, immediately prior to the Merger, the Option Group will exercise all of the options, which the Filing Persons will in turn purchase from the Option Group for $2.68 per Share.

        This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Filing Persons, including statements concerning the Filing Persons' strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions, positions and strategies of competitors and the ability to obtain financing.

SPECIAL FACTORS

PURPOSE, ALTERNATIVES, REASONS AND EFFECTS OF THE PURCHASES OF SHARES
AND SUBSEQUENT MERGER

Purpose

        On April 4, 2005, the Board of Directors of BG Capital and the manager of Brooklyn Holdings authorized the management of such companies to proceed with a proposal to merge NPTI Acquisition, a new formed wholly owned subsidiary of BG Capital to be formed, into Neptune, thereby making Neptune a wholly owned subsidiary of BG Capital. The purpose of the Merger is for BG Capital to acquire the minority public interest in Neptune and to provide Neptune's shareholders other than the Filing Persons (the "Public Shareholders") with $2.68 in cash for each of their Shares. Following the Merger, BG Capital plans to retain Neptune as part of its business. BG Capital believes that the extremely limited trading volume in the Shares makes ownership of the Shares unattractive to the Public Shareholders because the Shares are not readily saleable in the public market. BG Capital also believes that, given Neptune's very small shareholder base (estimated to be approximately 548 beneficial shareholders), the costs of maintaining Neptune's status as a public company are not justified.

        Under Florida law, a parent corporation may cause two subsidiaries in each of which the parent owns at least 90% of the outstanding equity interests to merge with each other without the consent of the shareholders of the parent or either subsidiary in a "short-form" merger. In order to obtain 90% ownership level necessary to effect a short form merger under Florida law, the Board of Directors of BG Capital and the manager of Brooklyn Holdings authorized the management of such companies to enter into an agreement with the CapEx Group to purchase certain shares of Neptune common stock to be acquired by the CapEx Group upon their exercise of certain warrants to purchase shares of Neptune common stock. On July 12, 2005, BG Capital entered into an agreement with Neptune and the CapEx Group, pursuant to which (i) Neptune and the CapEx Group agreed to settle a dispute relating to the cashless exercise of certain warrants by issuing 500,000 shares of Neptune common stock in exchange for the cancellation of all outstanding warrants held by the CapEx Group, and (ii) the CapEx Group agreed to sell the 500,000 shares to BG Capital for $2.68 per share. On June 23, 2005, BG Capital entered into agreements with the Shareholder Group, pursuant to which BG Capital agreed to purchase 138,250 shares held by the Shareholder Group. Additionally, on June 23, 2005, BG Capital entered into agreements with the Option Group, pursuant to which (i) each member of the Option Group agreed to exercise its options to purchase shares of Neptune common stock, which equal 255,000 shares in the aggregate, and (ii) the Option Group agreed to sell all such shares to BG Capital. After purchase of such shares, the Filing Persons will hold greater than 90% of the outstanding common stock of Neptune and will be entitled to effect a short-form merger under Florida law.

        Because the consent of Neptune's board of directors and shareholders is not required in order to complete the purchases of shares and the subsequent short-form merger, the Filing Persons did not consult with Neptune's board of directors when deciding to proceed with the purchases of shares and merger. Since that time, Neptune has not participated in the process of preparing to consummate these transactions, other than to provide specific information to the Filing Persons upon their request as shareholders of Neptune. Although a portion of the funds used to complete these transactions is expected to consist of proceeds from the prepayment by Neptune to Brooklyn Holdings of $2 million of outstanding principal under an existing loan agreement between Neptune and Brooklyn Holdings, Neptune's prepayment is permitted by the terms of the loan agreement without prepayment penalty and without any amendment or consent required under the loan agreement. Furthermore, Neptune will prepay this amount regardless of whether the purchases of shares and subsequent merger actually transpire. Since Neptune has not approved the share purchases and merger nor participated in preparing to close these transactions (other than be electing to make a permitted prepayment of an existing loan), the Filing Persons did not believe that it was appropriate to include Neptune as a Filing Person for purposes of this Schedule 13E-3.

Alternatives

        BG Capital, Brooklyn Holdings and NPTI Acquisition believe that purchases of certain shares of Neptune common stock in private transactions followed by a short-form merger with NPTI Acquisition under Section 607.1104 of the Florida Corporation Law as described above is the quickest and most cost effective way for BG Capital to acquire the outstanding public minority equity interest in Neptune. BG Capital, Brooklyn Holdings and NPTI Acquisition considered the alternative of a long-form merger, which would require the negotiation of a Merger agreement with Neptune, the preparation and filing of a proxy statement with the SEC and a special shareholders meeting to vote on the Merger. This alternative was rejected because of the cost and delay of obtaining the approvals of Neptune's Board of Directors and of the Public Shareholders of Neptune. BG Capital, Brooklyn Holdings and NPTI Acquisition also rejected the alternative of a tender offer to purchase Shares from the Public Shareholders as it entailed additional costs and a subsequent short-form merger would likely still be required to obtain any Shares not acquired in the tender offer.

Reasons

        In determining whether to acquire the outstanding public minority equity interest in Neptune and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits to the Filing Persons of taking Neptune private:

  •
  the reduction in the amount of public information available to competitors about Neptune's businesses that would result from the termination of Neptune's obligations under the reporting requirements of the Securities and Exchange Commission (the "Commission");

  •
  the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, Neptune would no longer be required to file quarterly, annual or other periodic reports with the Commission, publish and distribute to its shareholders annual reports and proxy statements or comply with Section 404 of the Sarbanes-Oxley Act of 2002), that the Filing Persons anticipate could result in savings of approximately $600,000 per year, including audit and legal fees;

  •
  the fact that the public market offers very little liquidity for investors in Neptune's common stock, as average daily trading volume was only 0.1% of the public float, average weekly trading volume was only 0.1% of the public float and the stock did not trade on 63% of trading days in each case in 2004;

  •
  the fact that, upon completion of the share purchases and subsequent Merger, BG Capital will own 100% of Neptune and will be able to implement tax and estate planning strategies available to all other wholly owned private companies, the estimated annual value of which is approximately $120,000; and

  •
  the greater flexibility that Neptune's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company.

        In considering the detriments of going private to the Filing Persons, the Filing Persons determined that, to the extent that the value of Neptune as an enterprise may decrease in the future, BG Capital's share of any such loss in value will be increased from approximately 93% to 100%. The Filing Persons also determined that they would probably be unable to shelter $600,000 savings from no longer being a public company and the $120,000 savings from the tax and estate planning strategies for the reasons described below in "Effects."

        The Filing Persons also considered the benefits and detriments of going private to the Public Shareholders. As discussed above, the public market offers very little liquidity for investors in Neptune's common stock, as average daily trading volume was only 0.1% of the public float, average weekly trading volume was only 0.1% of the public float and the stock did not trade on 63% of trading days in each case in 2004. As a result of the share purchases and subsequent Merger, the Public Shareholders will be able to realize fair value for their Neptune shares in cash. In addition, the Public Shareholders will no longer bear the risks of potential decreases in the value of their holdings in Neptune based on any downturns in Neptune's future performance. Conversely, and to their detriment, the Public Shareholders will no longer participate in potential increases in the value of their holdings in Neptune based on any improvements in Neptune's future performance.

        The Filing Persons also considered the advantages and disadvantages of certain alternatives to acquiring the minority shareholder interest in Neptune, including leaving Neptune as a majority-owned, public subsidiary.

        In the view of the Filing Persons, the principal advantage of leaving Neptune as a majority-owned, public subsidiary would be the ability of the Filing Persons to invest for other purposes the cash that would otherwise be required to buy the minority shareholder interest in Neptune. The disadvantages of leaving Neptune as a majority-owned, public subsidiary which were considered by the Filing Persons included the inability to achieve many of the benefits discussed above. The Filing Persons concluded that the advantages of leaving Neptune as a majority-owned, public subsidiary were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

        The Filing Persons also considered the low volume of trading in the Shares and considered the fact that the Merger would result in immediate, enhanced liquidity for the Public Shareholders. In addition, the Filing Persons considered trends in the price of the Shares during the past twelve months.

        The Filing Persons have determined to effect the Merger at this time (that is, on or about early to mid November, 2005) because they wish to realize the benefits of taking Neptune private as quickly as possible, as discussed above. Neptune's stock price was not a significant factor in the timing of the Filing persons' decision to propose the Merger.

        This Rule 13e-3 transaction is structured as a short-form merger under Sections 607.1104 of the Florida Corporation Law. This form of merger allows the Public Shareholders to receive cash for their Shares quickly and allows Neptune to become a wholly-owned subsidiary of BG Capital without any action by the Board of Directors of Neptune or the Public Shareholders.

Effects

        General.    Upon completion of the Merger, BG Capital will have complete control over the conduct of Neptune's business and will have a 100% interest in the net assets, the net book value and the net earnings of Neptune. In addition, BG Capital will receive the benefit of the right to participate in any future increases in the value of Neptune and will bear the complete risk of any losses incurred in the operation of Neptune and any decrease in the value of Neptune. Neptune will directly realize, and BG Capital will indirectly realize, all of the benefit in the estimated $600,000 per year of cost savings resulting from Neptune no longer being public. The Filing Persons' beneficial ownership of Neptune's common stock on a fully diluted basis and assuming exercise of all options and conversion rights plus exercise of the warrants as discussed in this Schedule 13E-3 immediately prior to the purchase of the shares from the CapEx Group in the aggregate will be approximately 93%. Upon completion of the Merger, BG Capital's interest in Neptune's book value (approximately $8,864,239 as of December 31, 2004) and net income (approximately $2,732,967 for the year ended December 31, 2004), will increase from approximately 93% to 100% of those amounts.

        Neptune has reported in its Form 10KSB net operating losses carried forward at December 31, 2004, its final completed fiscal year; for Federal and State tax purposes of $7,858,000 and $6,170,000 respectively. The combined gross value of the Federal and State loss carryforwards was calculated to be $1,787,000 at that date; however, a valuation allowance of the same amount was deducted and a net value of $Nil was ascribed to all deferred tax assets and liabilities at December 31, 2004 in the Company's audited financial statements because Neptune has not yet achieved the historical record of profitability necessary to make it sufficiently likely that the tax losses can be used. To the extent that control of Neptune changed in 2004, there are restrictions imposed on the rate at which the losses can be deducted, and the nature of the business income against which they can be deducted (similar businesses). The short form merger transaction itself however does not result in any changes in the deductibility or value of the loss carryforwards, as BG Capital already controls Neptune for tax purposes prior to this privatization. The existing the tax loss carryforwards will only have a benefit to Neptune and its shareholders at the relevant future times if sufficient profits are generated in the future to utilize these losses as an offset in the calculation of Federal and State taxes payable. The maximum value that can be realized is the $1,787,000 described above. However, there was sufficient uncertainty in the existence of any asset at December 31, 2004 to warrant a write-down of their value to $Nil, and that valuation is not believed to be materially different at this time. As noted above, due to the tax change of control in 2004, the losses can be utilized only against future income from the same business. BG Capital does not hold any other business interests in the death care business; accordingly, there is no synergistic factor which would cause Neptune's existing tax losses to gain value as a result of the merger transaction.

        Shareholders.    Upon completion of the Merger, the Public Shareholders will no longer have any interest in, and will not be shareholders of, Neptune and therefore will not participate in Neptune's future earnings and potential growth and will no longer bear the risk of any decreases in the value of Neptune. In addition, the Public Shareholders will not share in any distribution of proceeds after any sales of businesses of Neptune, whether contemplated at the time of the Merger or thereafter. See Item 6(c), "Purposes of the Transaction and Plans or Proposals—Plans." All of the Public Shareholders' other benefits of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of Neptune and to exercise dissenters rights upon certain mergers or consolidations of Neptune (unless such dissenters rights are perfected in connection with the Merger), as well as the benefit of potential increases in the value of a Public Shareholder's holdings in Neptune based on any improvements in Neptune's future performance, will be extinguished upon completion of the Merger.

        Upon completion of the Merger, the Public Shareholders also will not bear the risks of potential decreases in the value of their holdings in Neptune based on any downturns in Neptune's future performance. Instead, the Public Shareholders will have liquidity, in the form of the Merger Price, in place of an ongoing equity interest in Neptune, in the form of the Shares. In summary, if the Merger is completed, the Public Shareholders will have no ongoing rights as shareholders of Neptune (other than statutory dissenters rights in the case of Public Shareholders who are entitled to and perfect such rights under Florida law).

        The Shares.    Once the Merger is consummated, public trading of the Shares will cease. BG Capital intends to deregister the Shares under the Exchange Act. As a result, Neptune will no longer be required to file annual, quarterly and other periodic reports with the Commission under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In addition, the principal shareholder of Neptune will no longer be subject to reporting its ownership of Shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to Neptune certain profits from the purchase and sale of Shares.

        Treatment of Warrants.    As of June 30, 2005, warrants to purchase a total of 1,724,167 Shares were outstanding. The exercise prices of the outstanding Warrants is $3.00. Pursuant to an agreement with the CapEx Group and Neptune, immediately prior to the merger the CapEx Group will exercise Warrants to purchase 1,686,667 shares of Neptune common stock, which constitutes all of the outstanding Warrants held by the CapEx Group, on a cashless basis in exchange for 500,000 shares of Neptune common stock, which the Filing Persons have agreed to purchase from the CapEx Group. Warrants to purchase the remaining 27,500 shares of Neptune common stock will be cancelled upon the completion of the merger, and the holders thereof will be entitled to no consideration for the warrants.

        Treatment of Options.    As of June 30, 2005, options to purchase a total of 255,000 Shares were outstanding. Pursuant to agreements with the Option Group, immediately prior to the merger the Option Group will exercise all of the outstanding options, which the Filing Persons have agreed to purchase from the Option Group.

        Treatment of Conversion Right.    During the second quarter of 2004, Neptune completed a $6,000,000 11% debenture financing with Brooklyn Holdings. Pursuant to the terms of that agreement, Neptune is entitled to convert all or a portion of the principal amount due under the convertible debenture into shares of Neptune common stock at a conversion price of $1.65 per share at any time, and Brooklyn Holdings is entitled to convert all or a portion of the principal amount due under the convertible debenture into shares of Neptune common stock at a conversion price of $1.65 per share at any time after June 18, 2009. Based on the amount of outstanding principal as of June 30, 2005, the debenture could be converted into 3,636,364 shares of Neptune common stock. This conversion right will terminate upon consummation of the Merger.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

        THE FOLLOWING DISCUSSION IS A SUMMARY OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO HOLDERS OF SHARES. This discussion addresses only the United States federal income tax consequences to holders of Shares who hold their shares as capital assets. The discussion does not address all of the United States federal income tax consequences that may be relevant to particular holders of Shares. For example, the discussion does not address taxpayers that may be subject to the alternative minimum tax provisions. This discussion also does not address the tax consequences to holders of Shares who are subject to special rules, including, without limitation, financial institutions, tax-exempt organizations, pass through entities, insurance companies, dealers in securities or foreign currencies, foreign holders, persons who hold their shares as or in a hedge against currency risk, persons who hold their shares as a result of a constructive sale or as part of a conversion transaction or persons that received the Shares in exchange for services. In addition, this discussion does not address the tax consequences of the Merger to holders of Shares under any state, local or foreign tax laws.

        If a partnership holds Shares, the United States federal income tax consequences of a partner will generally depend on the activities of the partnership and the status of the partner. If you are a partner in a partnership holding Shares, you should consult your own tax advisor to determine the United States federal income tax consequences of the partnership exchanging its Shares for cash pursuant to the Merger.

        This discussion also does not address the tax consequences of exercising the Warrants or options to acquire Shares or sale of Shares to any Filing Party in a privately negotiated transaction.

        The following summary is not binding on the Internal Revenue Service (the "IRS") or a court. It is based on the Internal Revenue Code of 1986, as amended, laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, which could result in United States federal income tax consequences different from those described below. The Filing Parties cannot assure that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. No ruling has been or will be sought from the IRS, and no opinion of counsel has been or will be rendered, as to the United States federal income tax consequences of the Merger.

        HOLDERS OF SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SUCH TRANSACTIONS TO THEM AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.

  General

        Subject to the assumptions, limitations, and qualifications referred to herein, the Merger will result in the following United States federal income tax consequences to a holder of Shares:

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  Each holder of Shares that exchange the Shares for cash in the Merger will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received in the Merger and (ii) the holder's adjusted tax basis in the Shares exchanged therefor.

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  Such gain or loss will generally be long-term capital gain or loss if the shares exchanged were held for more than one year as of the closing and will be short-term capital gain or loss if the shares were held for a shorter period.

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  The use of capital losses is restricted and, in general, may only be used to offset capital gains. However, taxpayers that are individuals generally may deduct up to $3,000 of capital losses in excess of capital gains.

  Backup Withholding

        Certain noncorporate holders of Shares may be subject to backup withholding, at a rate of 28%, on amounts received pursuant to the Merger. Backup withholding will not apply, however, to a holder who (1) furnishes a correct taxpayer identification number and certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (2) provides a certification of foreign status on an appropriate Form W-8 or successor form, or (3) is otherwise exempt from backup withholding. If a holder does not provide a correct taxpayer identification number on IRS Form W-9 or a substantially similar form, the holder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the holder's United States federal income tax liability, provided that the holder furnishes the required information to the IRS.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

        Because the Filing Persons currently beneficially own a majority of the Shares and all of the shares of NPTI Acquisition, the Filing Persons may be deemed "affiliates" of Neptune within the meaning of Rule 12b-2 under the Exchange Act. Accordingly, the rules of the Commission require the Filing Persons, as affiliates of Neptune, to express their belief as to the substantive and procedural fairness of the Merger to the Public Shareholders.

        Each of the Filing Persons has determined that the Merger is both substantively and procedurally fair to the Public Shareholders (and that at least fair value is being paid for the Shares).

        Substantive Fairness.    The Filing Persons engaged Capitalink, L.C. ("Capitalink") to advise the Filing Persons with respect to the value of the outstanding shares of Neptune common stock. Capitalink is an independent investment banking firm with experience in valuing companies like Neptune. Capitalink determined the value of the company as a whole by taking a weighted average of three different valuation methodologies: 1) Discounted Cash Flow Analysis, 2) Comparable Company Analysis, and 3) Precedent Stock Transactions. These analyses are described more fully below. The result of their analysis, dated April 15, 2005, provides an indicated value range of $2.30 - $2.92 per share based on 6,736,000 shares and "in-the-money" options and warrants outstanding, using the treasury stock method, as of March 15, 2005 and a corresponding total dollar value range $15,493,000 - $19,669,000, net of debt of $9,390,000. BG Capital decided to use the high end of the range for the going private consideration, or $19,669,000. Based on fully diluted shares outstanding as of May 6, 2005 of 7,322,605, the per share value calculates to $2.686. BG Capital then requested a fairness opinion from Capitalink based on a going private merger price per share of $2.68. Based on the market, economic, and other conditions that existed and could be evaluated on June 29, 2005, Capitalink provided an opinion that an offer price of $2.68 is fair to the unaffiliated shareholders of Neptune. The Filing Persons adopt as their own the reasoning and conclusions of Capitalink in regard to the value of Neptune common stock and believe that $2.68 per share is a merger price equal to the fair value of a share of Neptune common stock.

        BG Capital and the other Filing Persons considered various factors in analyzing the fairness of the proposed merger. Each of these factors is discussed in greater detail below. The Filing Persons share the same economic interest in the transaction and have considered the same factors in analyzing the fairness of the proposed merger. Each Filing Person shares the same purpose and reasons for causing NPTI Acquisition to enter into the proposed merger, which are discussed above in "Purpose, Alternatives, Reasons and Effects." The Filing Persons specifically adopt the fairness analysis and the conclusions of Capitalink. In summary, the factors that favor the proposed merger for BG Capital and the other Filing Persons are:

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  Information concerning the financial performance, condition, business operations and prospects of Neptune. The Filing Person considered that revenue increased over the review period from approximately $7.7 million in fiscal year 2000 to approximately $25.1 million for the latest twelve-month period ended March 31, 2005. In addition, it is noted that Neptune incurred losses during most of the review period but has shown EBITDA-level profit since fiscal 2003, and as a result of improving sales and profitability, its working capital gradually improved during the review period from approximately $(6.860) million in fiscal year 2000 to approximately $3.725 million as of March 31, 2005. Further, due to the losses incurred through fiscal year 2003, the common stockholders' equity declined from approximately $16.1 million as of fiscal year 2000 to approximately $6.4 million as of March 31, 2005.

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  Current and historical market prices. The Filing Persons considered that the per share price to be paid to the Public Shareholders in the Merger exceeded the average share price for the 12-month and 24-month periods ending immediately before the announcement of the plan for a going private transaction. These average share prices were $1.30 and $1.11, respectively. While the average share price rose to approximately $3.00 after the announcement of the proposed transaction, the Filing Persons believe that the recent market price is not indicative that the market price is unfair. Among other reasons, the Filing Persons believe that there is limited trading activity in Neptune common stock and a relatively illiquid trading market; therefore, any attempts to sell a large number of Neptune common stock in a short period of time would likely depress the price per share. The merger price, on the other hand, is fixed and will be paid to all Public Shareholders.

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  Net book value. The Filing Persons believe that a net book value analysis would derive a per share value that is less than the going concern value analysis discussed below, and less than the proposed merger price of $2.68 per share.

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  Going concern value. The Filing Persons considered the discounted cash flow analysis of Neptune as a going concern as presented in the opinion of Capitalink. Based on the opinion, the proposed merger price of $2.68 fell within the equity value range of $2.56 per share to $3.14 per share, which supports the fairness of the proposed merger price.

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  Comparable company analysis. The Filing Persons considered the comparable company analysis as presented in the opinion of Capitalink. Based on the opinion, the Filing Persons believe that the fairness of the proposed merger price of $2.68 is supported by the comparable company analysis.

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  Liquidation value analysis. The Filing Persons believe that a liquidation value analysis would derive a per share value that is less than the going concern value analysis discussed above, and less than the proposed merger price of $2.68 per share.

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  Prior transaction analysis. The Filing Persons determined that the Shares held by them were acquired at a volume weighted average price of $1.77 per share. The volume weighted average price of shares purchased in 2005 was $2.96 per share. The Filing Persons believe that these average prices per share support the fairness of the proposed merger price of $2.68 per share to be paid to the Public Shareholders.

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  Capitalink Fairness Opinion. In addition to the foregoing factors, the Filing Persons relied upon the analysis of the merger price performed by Capitalink as well as the opinion of Capitalink, as described in "Special Factors—Reports, Opinions, Appraisals and Negotiations," beginning on page 17.

        Procedural Fairness.    Although the Merger does not require the approval of a majority of the Public Shareholders or a majority of disinterested directors and there has not been a representative of the Public Shareholders to negotiate on their behalf, the Filing Persons believe that the Merger is procedurally fair because the Public Shareholders will be entitled to exercise dissenters rights to have determined and to receive a court-determined fair value for their Shares under Sections 607.1301 through 607.1330 of the Florida Corporation Law (see Item 4(d), "Terms of the Transaction—Dissenters Rights") and because the Filing Persons are providing advance notice of the Merger. Therefore, the Filing Person's believe that they have disclosed fully the relevant information to permit the Public Shareholders to determine whether to accept the Merger Price or to seek judicial appraisal for their Shares. Additionally, the Merger is intended to comply with Sections 607.1104 and 607.0901 of the Florida Corporation Law, which prescribes procedures for "short-form" mergers.

        The Filing Persons have considered all of the foregoing factors and related analyses as a whole to support their belief that the Merger is substantively and procedurally fair to the Public Shareholders.

        In addition to the foregoing factors and analyses that support the Filing Persons' belief that the Merger is procedurally and substantively fair to the Public Shareholders, the Filing Persons have considered the following four factors:

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  following the consummation of the Merger, the Public Shareholders will cease to participate in the future earning or growth, if any, of Neptune, or benefit from an increase, if any, in the value of their holdings in Neptune;

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  the interests of the Filing Persons in determining the Merger Price are adverse to the interests of the Public Shareholders and the fact that certain officers and directors of Neptune may have actual or potential conflicts of interest in connection with the Merger as disclosed herein;

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  because the Merger is being effected pursuant to a short-form merger under Section 607.1104 of the Florida Corporation Law and consequently does not require approval by Neptune's board of directors or Neptune's shareholders (other than the Filing Person), neither Neptune's board of directors nor the Public Shareholders will have the opportunity to vote on the Merger; and

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  Neptune's board of directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the Public Shareholders and retaining independent advisers to assist with the evaluation of strategic alternatives, including the Merger.

        After having given these additional four factors due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the Public Shareholders.

        In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the Public Shareholders, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

        The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to the Public Shareholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

FAIRNESS OF THE PURCHASES OF SHARES

Position of the Filing Persons as to the Fairness of the Purchases of Shares

        Because the Filing Persons currently beneficially own a majority of the Shares and all of the shares of NPTI Acquisition, the Filing Persons may be deemed "affiliates" of Neptune within the meaning of Rule 12b-2 under the Exchange Act. Accordingly, the rules of the Commission require the Filing Persons, as affiliates of Neptune, to express their belief as to the substantive and procedural fairness of the purchase of certain shares to the Public Shareholders and to the CapEx Group, the Shareholder Group and the Option Group. These purchases are expected to occur immediately prior to the Merger.

        Each of the Filing Persons has determined that the purchase of the shares from the CapEx Group, the Shareholder Group and the Option Group is both substantively and procedurally fair to the Public Shareholders and the CapEx Group (and that at least fair value is being paid for the Shares).

        Substantive Fairness.    Because the price per share to be paid to each member of the CapEx Group, the Shareholder Group and the Option Group equals the merger price per share of $2.68, the analysis of the substantive fairness of the purchases of shares is identical to the analysis of the substantive fairness of the Merger. See "Special Factors—Fairness of the Merger—Substantive Fairness" above.

        Procedural Fairness.    The Filing Persons believe the purchases of shares from the CapEx Group, the Shareholder Group and the Option Group is procedurally fair to these shareholders because they have had the opportunity to negotiate the terms of their purchase agreements and to consult with counsel before entering into these agreements. The Filing Persons believe the purchases of shares from the CapEx Group, the Shareholder Group and the Option Group is procedurally fair to the other Public Shareholders because these other Public Shareholders will receive the same price per share in the merger as the CapEx Group, the Shareholder Group and the Option Group will receive in the private transactions. In addition, the other Public Shareholders will have the same opportunity to reject the proposed transaction by exercising their appraisal rights. See "Special Factors—Fairness of the Merger—Procedural Fairness" above.

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

REPORT, OPINION OR APPRAISAL

        In order to determine the appropriate fair cash value of shares of Neptune common stock, the Filing Persons engaged an independent investment banking firm, Capitalink, as their financial advisor. The Filing Persons have not received any legal opinions concerning the merger or the tax consequences of the merger to the shareholders of Neptune. Additionally, no limitations were imposed by the Filing Persons upon Capitalink with respect to the investigations made or procedures followed by it in rendering its opinion. The Filing Persons concluded from each of the analyses performed by Capitalink that Neptune common stock has a fair value of $2.68 per share.

        Capitalink was engaged by BG Capital in April 2005 to provide financial analyses in connection with a potential short form merger between BG Capital and Neptune. On April 21, 2005, Capitalink delivered its analyses to BG Capital and made a presentation of such analyses to BG Capital. Thereafter, on May 25, 2005, Capitalink was engaged by BG Capital to determine whether the price of $2.68 per Share is fair, from a financial point of view, to Neptune's unaffiliated shareholders. On June 15, 2005, Capitalink delivered its written report and analyses underlying such opinion, and on June 21, 2005, Capitalink made a presentation of such materials to BG Capital. Thereafter, on June 29, 2005, Capitalink provided an a supplement to the written report and delivered its written opinion which stated that, as of such date, and based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion, the price of $2.68 per Share is fair, from a financial point of view, to the unaffiliated shareholders of Neptune. The full text of the written opinion of Capitalink is attached as Exhibit (c) and is incorporated by reference into this Schedule 13E-3.

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  You are urged to read the Capitalink opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Capitalink in rendering its opinion.

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  The Capitalink opinion is not intended to be and does not constitute a recommendation to any shareholder of Neptune as to whether such shareholder should take any action, such as or tendering any shares or exercising dissenters rights, in connection with any possible transaction. Capitalink was not requested to opine as to, and its opinion does not address, BG Capital's underlying business decision to proceed with or effect the Merger.

        In arriving at its opinion, Capitalink took into account an assessment of general economic, market and financial conditions, as well as its experience in connection with similar transactions and securities valuations generally. In so doing, among other things, Capitalink:

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  Reviewed publicly available financial information and other data with respect to Neptune, including the Annual Report on Form 10-K for the fiscal year ended December 31, 2004, the Quarterly Report on Form 10-Q for the three months ended March 31, 2005, the Current Report on Form 8-K dated April 25, 2005 and Form 13-E3 dated April 26, 2005.

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  Considered the historical financial results and present financial condition of Neptune.

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  Reviewed certain publicly available information concerning the trading of, and the trading market for, the common stock of Neptune, the Comparable Companies (as defined hereinafter) and a general market index.

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  Reviewed and analyzed Neptune's projected unlevered free cash flows and prepared discounted cash flows.

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  Reviewed and analyzed certain financial characteristics of companies that were deemed to have characteristics comparable to those of Neptune (the "Comparable Companies").

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  Reviewed recent precedent transactions in Neptune's common stock.

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  Reviewed and discussed with representatives of BG Capital, its professionals, and Company management certain financial, operating and other information furnished. This includes, among other items, (i) financial analyses with respect to the business, operations and prospects of Neptune; (ii) instructions regarding the Settlement; and (iii) the Requested Levels of Value (as defined hereafter).

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  Performed such other analyses and examinations as were deemed appropriate.

        Capitalink also performed such other analyses and examinations as were deemed appropriate and held discussions with BG Capital and Company management in relation to certain financial and operating information furnished to Capitalink, including financial analyses with respect to its business and operations.

        In arriving at its opinion, Capitalink relied upon and assumed the accuracy and completeness of all of the financial and other information that was used without assuming any responsibility for any independent verification of any such information. Further, Capitalink relied upon the assurances of BG Capital and Company management that it is not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and projections utilized, Capitalink assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which it could make an analysis and form an opinion. Capitalink did not make a physical inspection of the properties and facilities of Neptune and did not make or obtain any evaluations or appraisals of the assets and liabilities (contingent or otherwise). In addition, Capitalink did not attempt to confirm whether Neptune has good title to their assets. Capitalink assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statues, rules and regulations. Capitalink further assumed that the Merger will be a taxable event to the unaffiliated shareholders of Neptune and that the Merger will be consummated substantially in accordance with terms noted, without any further amendments thereto, or in the alternative that any such amendments, revisions or waivers thereto will not be detrimental to the unaffiliated shareholders of Neptune.

        Based on BG Capital's instructions, in the preparation of its analyses, Capitalink calculated the value of the Acquired Shares on a controlling interest basis and did not apply a discount to the value of the Acquired Shares based on lack of marketability (the "Requested Levels of Value").

        Capitalink's opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, June 29, 2005. Accordingly, although subsequent developments may affect its opinion, Capitalink has not assumed any obligation to update, review or reaffirm its opinion.

        In connection with rendering its opinion, Capitalink performed certain financial, comparative and other analyses as summarized below. Each of the analyses conducted by Capitalink was carried out to provide a different perspective on the Merger, and to enhance the total mix of information available. Capitalink did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness, from a financial point of view, of the price of $2.68 per Share to the shareholders of Neptune. Further, the summary of Capitalink's analyses described below is not a complete description of the analyses underlying Capitalink's opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Capitalink made qualitative judgments as to the relevance of each analysis and factor that it considered. In addition, Capitalink may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Capitalink's view of the value of Neptune's assets. The estimates contained in Capitalink's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets neither purports to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, Capitalink's analyses and estimates are inherently subject to substantial uncertainty. Capitalink believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete and misleading view of the process underlying the analyses performed by Capitalink in connection with the preparation of its opinion.

        The analyses performed were prepared solely as part of Capitalink's analysis of the fairness, from a financial point of view, of the price of $2.68 per Share to Neptune's unaffiliated shareholders, and were provided to BG Capital in connection with the delivery of Capitalink's opinion. The opinion of Capitalink was just one of the many factors taken into account by BG Capital in making its determination to pursue the Merger, including those described elsewhere in this Schedule 13E-3.

        The financial review and analyses include information presented in tabular format. To fully understand Capitalink's financial review and analyses, the tables must be read together with the text presented. The tables alone are not a complete description of the financial review and analyses and considering the tables alone could create a misleading or incomplete view of Capitalink's financial review and analyses.

Valuation Overview

        Based upon a review of Neptune's historical financial data and certain other qualitative data, Capitalink utilized several valuation methodologies to determine a range of values for Neptune. Each of the analyses was then weighted to determine an overall indicated equity value range for Neptune. Capitalink weighted the discounted cash ?ow, comparable company and the precedent transaction analyses (all of which are discussed in more detail hereafter) 40%, 40% and 20%, respectively, in order to determine an indicated value per share for Neptune of between $2.56 and $3.27.

        The range of indicated equity values per share for Neptune was then compared to the merger consideration price and the price agreed to in the private transaction purchases of $2.68 per Share. Capitalink noted that the price of $2.68 per Share was within the indicated value range.

        In arriving at a per share value, Capitalink utilized 7,040,105 primary shares outstanding. This amount includes 500,000 shares to be issued to Bow River and CapEx pursuant to the Settlement (such shares will be subsequently acquired by BG Capital). The number of shares utilized in the calculations impact the resulting per share value, however it does not have an effect on the indicated aggregate enterprise value and equity value of Neptune.

Company Financial Performance Review

        Capitalink undertook a review of Neptune's historical financial data in order to understand and interpret its operating and financial performance and strength. Capitalink reviewed Neptune's historical financial data for the five years ended December 31, 2004, and the three months ended March 31, 2005, and noted the following:

  •
  Revenue increased over the review period from approximately $7.7 million in fiscal year 2000 to approximately $25.1 million for the trailing twelve month period ended March 31, 2005, representing an annual compound growth rate of 32.2%. The rise in revenue was attributable to the organic business development efforts of Neptune, including improvements in lead generation programs and new sales initiatives. The increase in case volume was somewhat offset by the decrease in average revenue per case as a result of competition in the death care industry. Revenue was also positively impacted by the practice of delivering ownership and possession of purchased merchandise to pre-need customers at the time of sale and recognizing the related proceeds and charges commencing January 1, 2003 in all but three States.

  •
  Neptune incurred losses during most of the review period but has shown EBITDA-level profit since fiscal year 2003. Neptune's adjusted EBITDA has improved significantly from approximately $(3.8) million in fiscal year 2000 to approximately $2.8 million for the trailing twelve month period ended March 31, 2005. This improvement in profitability can be attributed in most part to increased sales volume and improved operating efficiencies. Neptune anticipates growth in its revenue and earnings, primarily due to an increase in the general level of cremations and the opening new offices in large population centers with high cremation rates.

  •
  As a result of improving sales and profitability, Neptune's working capital gradually improved during the review period from approximately $(6.860) million in fiscal year 2000 to approximately $3.725 million as of March 31, 2005. As of March 31, 2005, Neptune had approximately $9.4 million in debt, representing a 46% increase in order to buy back common shares, warrants and options under its Separation and Release Agreement with its former Chief Executive Officer.

  •
  Due to the losses Neptune incurred through fiscal year 2003 and the buy-back of shares under the Separation and Release Agreement, the common stockholders' equity declined from approximately $16.1 million as of fiscal year 2000 to approximately $6.4 million as of March 31, 2005.

Historical Stock Performance

        Capitalink reviewed Neptune's stock price for (i) the twenty-four month period ended February 1, 2005 (the date prior to the announcement of the Merger), (ii) the Twelve month period ended February 1, 2005, and (iii) February 2, 2005 to June 13, 2005. Capitalink compared the daily closing market price performance Neptune's common stock for the twenty-four month and twelve month period to the Comparable Companies and the Russell 3000 Index. In addition, Capitalink reviewed the liquidity of Neptune's common stock in the public trading markets.

        Capitalink noted that Neptune's common outperformed the Russell 3000 Index and the Comparable Companies during the periods noted; however, Neptune's common stock experienced low levels of liquidity in light of the shares outstanding.

Discounted Cash Flow Analysis

        A discounted cash flow analysis estimates value based upon a company's projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure. Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations.

        While the discounted cash flow analysis is the most scientific of the methodologies, it is dependent on projections and is further dependent on numerous industry-specific and macroeconomic factors. Capitalink utilized the forecasts provided by Company management, which project a strong increase in revenues and EBITDA. Between fiscal year 2004 and fiscal year 2008, revenues are projected to grow from approximately $23.6 million to approximately $42.0 million, while EBITDA is projected to grow from approximately $2.6 million to approximately $6.9 million. This represents an increase in Neptune's EBITDA margin from 11.0% to 16.4% over the same period. Compound annual growth rate of revenue and EBITDA during the period is projected to be 15.5% and 27.6%, respectively.

        In order to arrive at a present value, Capitalink utilized discount rates ranging from 19.5% to 21.5% based on an estimated WACC of 20.4% (based on Neptune's weighted average cost of debt of 6.9% and 28.3% estimated cost of equity).

        Capitalink presented a range of terminal values at the end of the forecast period utilizing three alternative methods including a range of terminal revenue multiples, terminal EBITDA multiples, and by applying a range of long term perpetual growth rates.

        Utilizing revenue and EBITDA multiples and perpetual growth rates, Capitalink calculated a range of indicated enterprise values. The total enterprise values were then reduced by Neptune's net debt of approximately $5.8 million to arrive at an indicated equity value range. Based on approximately 7.2 million fully diluted number of shares (including approximately 194,000 in-the-money options/warrants outstanding using the treasury stock method), the resulting per share equity values were approximately $2.56 per share to approximately $3.14 per share.

Comparable Company Analysis

        A selected comparable company analysis reviews the trading multiples of publicly traded companies that are similar to Neptune with respect to business and revenue model, operating sector, size and target customer base.

        Capitalink located six companies that it deemed comparable to Neptune with respect to their industry sector and operating model. All of the Comparable Companies provide death care services and four of them are considered to jointly represent 20% of the total U.S. death care services market. They are all significantly larger than Neptune. The trailing twelve month revenue for the Comparable Companies ranged from approximately $91.9 million to approximately $1.7 billion, compared with approximately $25.1 million for Neptune. As of June 13, 2005, the enterprise value for the Comparable Companies ranged from approximately $229.0 million to approximately $3.2 billion, compared with approximately $20.0 million for Neptune.

        The comparable company analysis generated a number of multiples worth noting:

  •
  The mean enterprise value to trailing twelve month, calendar year 2005 and calendar year 2006 revenue was 1.95, 2.24 and 2.19 times, respectively; and

  •
  The mean enterprise value to trailing twelve month, calendar year 2005 and calendar year 2006 EBITDA was 9.3, 8.6 and 8.5 times, respectively.

        Capitalink noted with respect to the EBITDA multiples generated, the mean was skewed higher given the large EBITDA multiple generated by Stonemor Partners LP ("STON") of 16.4 times. STON is structured as a master limited partnership and therefore is not a taxable entity contributing to a higher after-tax profitability than the comparable company universe. The mean trailing twelve month, calendar year 2005 and calendar year 2006 EBITDA multiple excluding STON was 7.9, 8.3 and 8.2 times, respectively.

        Capitalink noted that Neptune's revenue and EBITDA growth was higher than the mean of the Comparable Companies (15.4% and 54.0% compared with a mean of 0.8% and 1.3% for the Comparable Companies, respectively). The EBITDA growth for calendar year 2005 is expected to be higher for Neptune at 16.2% (compared with a mean of (6.6)% for the Comparable Companies excluding STON). Neptune's expected EBITDA growth is based on the growth generated by its existing stores and does not include the projected near term loss attributed to its new stores.

        Capitalink selected an appropriate multiple range for Neptune by examining the range provided by the Comparable Companies and then applied this multiple range to Neptune's trailing twelve month revenue and trailing twelve month, fiscal year 2005 and fiscal year 2006 EBITDA.

        Capitalink expects Neptune's revenue valuation multiples to be close to the average of the Comparable Companies (excluding STON) due to its smaller size and lower profitability, offset by its higher growth. Capitalink expects Neptune's EBITDA valuation multiples to be higher than the average of the Comparable Companies (excluding STON) due to its higher historical and projected EBITDA growth.

        Based on the above factors, Capitalink applied a selected multiple range and applied it to Neptune's trailing twelve month revenue, trailing twelve month, calendar year 2006, and calendar year 2007 EBITDA. Capitalink then deducted net debt of approximately $5.8 million to obtain a per share range of equity values for Neptune on a marketable minority basis, based on 7.2 million shares and ITM options/warrants outstanding utilizing the treasury stock method.

        Capitalink applied a control premium of 30% in order to obtain a per share range of equity values for Neptune on a controlling interest basis of between approximately $2.94 and approximately $3.56. The selected control premium is based on a control premium study involving transactions where a controlling interest was acquired in a public company.

        None of the Comparable Companies is identical or directly comparable to Neptune. Accordingly, Capitalink considered the multiples for such companies, taken as a whole, to be more relevant than the multiples of any single company. Further, an analysis of publicly traded companies is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading of such companies.

Precedent Transaction Analysis

        The precedent transaction analysis is based on a review of prior transactions of Neptune's common stock by BG Capital and its affiliates.

        Capitalink noted that BG Capital acquired an aggregate of 5,516,779 shares of Neptune's common stock and Brooklyn Holdings received 250,000 shares of Neptune's common stock as a commitment fee in connection with a loan transaction.

        A review of the analysis indicates that the shares were acquired at a volume weighted average price of $1.77 per share. The volume weighted average price of shares purchased in 2005 was $2.96.

        Based on the information and analyses set forth above, Capitalink delivered its written opinion to BG Capital on June 29, 2005, which stated that, as of such date, based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion the price of $2.68 per Share is fair, from a financial point of view, to the unaffiliated shareholders of Neptune.

        Capitalink is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements, and for other purposes. BG Capital determined to use the services of Capitalink because it is a recognized investment banking firm that has substantial experience in similar matters. Capitalink has received a fee in connection with the preparation and issuance of its opinion. In addition, BG Capital has agreed to indemnify Capitalink for certain liabilities that may arise out of the rendering of the opinion. Capitalink does not beneficially own any interest in Neptune and has not provided any other services.

TRANSACTION STATEMENT

Introductory Note

        This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule") is being filed by (i) BG Capital Group Ltd., (ii) Brooklyn Holdings, LLC, (iii) Robert Genovese and (iv) NPTI Acquisition Corp. and amends and restates the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by BG Capital Group Ltd. and Brooklyn Holdings LLC on April 26, 2005 and the Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons on July 14, 2005.

Item 1. Summary Term Sheet.

        See the section above captioned "Summary Term Sheet."

Item 2. Subject Company Information.

        (a)   NAME AND ADDRESS.    Neptune's full name, address and telephone number for its principal executive offices are:

The Neptune Society, Inc.
4312 Woodman Avenue, Third Floor
Sherman Oaks, California 91423
(818) 953-9995

        Neptune is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 233 Broadway, New York, New York 10279 and 175 Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrations that file electronically with the Commission at http://www.sec.gov.

        (b)   SECURITIES.    The exact title of the class of equity security that is the subject of this filing is Neptune's Common Stock, $.001 par value. As of June 30, 2005, Neptune had 6,560,105 shares of Common Stock outstanding.

        (c)   TRADING MARKET AND PRICE.    Neptune's common stock is quoted on the OTC Bulletin Board under the symbol "NPTI." The high and low bid quotations of Neptune's common stock on the NASD OTC Bulletin Board as reported by the NASD and the National Quotation Bureau's pink sheets were as follows:

	High	Low
Year ended December 31, 2004
First Quarter	$1.40	$0.84
Second Quarter	1.26	1.10
Third Quarter	1.47	1.12
Fourth Quarter	1.95	1.35
Year ended December 31, 2003
First Quarter	$1.01	$0.68
Second Quarter	0.80	0.52
Third Quarter	2.25	0.79
Fourth Quarter	1.50	0.70
First Quarter (2005)	$4.75	$1.47
Second Quarter (2005)	$4.95	$1.55

SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

        (d)   DIVIDENDS.    The declaration of dividends on shares of Neptune's common stock is within the discretion of Neptune's board of directors. To the knowledge of the Filing Persons, Neptune has never declared or paid any dividends in respect of the Shares.

        (e)   PRIOR PUBLIC OFFERINGS.    Not applicable.

        (f)    PRIOR STOCK PURCHASES.    During the past two years, the Filing Persons have purchased the following shares of Neptune common stock:

Name of Purchaser	Date of Purchase	Name and Amount of Securities Purchased	Range of Prices Paid		Average Purchase Price of Security During Fiscal Quarter
BG Capital Group Ltd.	N/A	478,986 common stock	$1.50		N/A
BG Capital Group Ltd.	April 27, 2004	2,303,904 common stock	$1.50		$1.15
BG Capital Group Ltd.	April 27, 2004	123,750 common stock	$1.50		$1.15
Brooklyn Holdings LLC	June 18, 2004	250,000 common stock	N/A	(1)	$1.15
BG Capital Group Ltd.	July 6, 2004	8,000 common stock	$1.14		$1.26
BG Capital Group Ltd.	July 7, 2004	26,500 common stock	$1.13		$1.26
BG Capital Group Ltd.	July 22, 2004	10,000 common stock	$1.24		$1.26
BG Capital Group Ltd.	July 30, 2004	6,000 common stock	$1.24		$1.26
BG Capital Group Ltd.	August 24, 2004	673,594 common stock	$1.85		$1.26
BG Capital Group Ltd.	October 12, 2004	938 common stock	$1.94		$1.41
BG Capital Group Ltd.	October 26, 2004	3,242 common stock	$1.85		$1.41
BG Capital Group Ltd.	December 16, 2004	833,333 common stock	$1.20		$1.41
BG Capital Group Ltd.	January 11, 2005	3,400 common stock	$1.93		$3.00
BG Capital Group Ltd.	January 11, 2005	500 common stock	$2.00		$3.00
BG Capital Group Ltd.	February 2, 2005	751,120 common stock	$2.95		$3.00
BG Capital Group Ltd.	February 2, 2005	238,615 common stock	$2.95		$3.00
BG Capital Group Ltd.	February 23, 2005	4,250 common stock	$2.76		$3.00
BG Capital Group Ltd.	March 11, 2005	16,800 common stock	$3.38		$3.00
BG Capital Group Ltd.	March 14, 2005	7,500 common stock	$3.63		$3.00

(1)
These shares were issued to Brooklyn Holdings as a commitment fee in connection with a $6,000,000 loan from Brooklyn Holdings to Neptune.

        In addition, the Filing Persons will purchase the shares as described as described under Item 5(e) below.

Item 3. Identity And Background Of Filing Persons.

        (a)   NAME AND ADDRESS.    (1) The principal business address of BG Capital Group Ltd. ("BG Capital"), an affiliate of Neptune through its ownership of approximately 45% of the outstanding common stock of Neptune on a fully diluted basis and assuming exercise of all options, warrants and conversion rights, is Slot #2000 A.P. 59223, Nassau, Bahamas, and its telephone number is (242) 422-2679. (2) The principal business address of Brooklyn Holdings LLC ("Brooklyn Holdings"), an affiliate of Neptune through its ownership of approximately 32% of outstanding common stock of Neptune on a fully diluted basis and assuming exercise of all options, warrants and conversion rights and by virtue of its ownership by Robert Genovese, is P.O. Box 556, Charlestown, Nevis, and its telephone number is (242) 422-2679. (3) The principal business address of Robert Genovese, affiliate of Neptune through ownership of 100% of the outstanding common stock of BG Capital and 100% of the outstanding membership interest in Brooklyn Holdings, is c/o BG Capital Group Ltd., Slot #2000 A.P. 59223, Nassau, Bahamas, and its telephone number is (242) 422-2679. (4) The principal business address of NPTI Acquisition, affiliate of Neptune because it is a wholly owned subsidiary of BG Capital, is c/o BG Capital Group Ltd., Slot #2000 A.P. 59223, Nassau, Bahamas, and its telephone number is (242) 422-2679.

        As of June 30, 2005, BG Capital and Brooklyn Holdings collectively own approximately 87.5% of Neptune's outstanding common stock (or approximately 77% on a fully diluted basis and assuming exercise of all options, warrants and conversion rights). Robert Genovese is the sole shareholder of each of BG Capital and Brooklyn Holdings and has discretionary authority and control over all of the assets of such entities, including the power to manage, vote and dispose of all Neptune common stock held by such entities. Immediately prior to the merger, BG Capital will purchase additional shares of Neptune common stock in private transactions and Brooklyn Holdings will transfer all of shares and its conversion right relating to shares of Neptune common stock to BG Capital.

        (b)   BUSINESS BACKGROUND OF ENTITY.    BG Capital is organized in the Bahamas, and its principal business is as a holding and investment company. Brooklyn Holdings is organized in Nevis, and its principal business is as a holding and investment company. NPTI Acquisition is a wholly owned subsidiary of BG Capital organized in Florida, which was formed solely for the purpose of merging with and into Neptune. During the past five years, none of these entities has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the entity from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        (c)   BUSINESS AND BACKGROUND OF NATURAL PERSONS.    Set forth below is the name, address and the present principal occupation or employment of each executive officer and director of each Filing Person and each executive officer and director of any corporation or other person ultimately in control of each Filing Person:

        The executive officers and directors of BG Capital Group Ltd. and their respective material positions and offices are listed below. The principal business address for each executive officer and director is Slot #2000, A.P. 59223, Nassau, Bahamas.

  Robert Genovese—President and a Director
  Pachridee Hanna—Secretary and a Director
  Marie McDonald—Treasurer and a Director
  Marco Markin—Chief Executive Officer(1)

(1)
During April 2005, BG Capital Group Ltd. entered into an employment agreement with Mr. Markin, whereby BG Capital Group Ltd. intends to appoint Mr. Markin to be its Chief Executive Officer.

        The manager of Brooklyn Holdings LLC is listed below. The principal business address for the sale manager is P.O. Box 556, Charlestown, Nevis.

  Robert Genovese—Manager

        Robert Genovese is the sole shareholder of BG Capital Group Ltd. and the sole member of Brooklyn Holdings LLC. BG Capital Group Ltd. and Brooklyn Holdings LLC collectively own approximately 77% of the outstanding common stock of Neptune on a fully diluted basis and assuming exercise of all options, warrants and conversion rights. Mr. Genovese has sole voting and dispositive powers of shares of Neptune's common stock beneficially owned by each of such entities. Mr. Genovese's principal occupation is to act as a private investor. Marco Markin was the Chief Executive Officer and Chairman of Neptune for the past five years. Pachridee Hanna and Marie McDonald have each been employees of BG Capital Group Ltd. for the past five years.

        During the past five years, none of the natural persons identified above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        Robert Genovese and Marco Markin are Canadian citizens. Pachridee Hanna and Marie McDonald are citizens of Panama.

Item 4. Terms Of The Transaction.

        (a)   MATERIAL TERMS OF THE SHARE PURCHASES AND MERGER.    Under Florida law, a parent owning at least 80% of the outstanding shares of each class of a Florida corporation has the right to merge the Florida corporation into itself, to merge itself into the Florida corporation, or to merge the Florida corporation with and into another subsidiary in which the parent corporation owns at least 80% of the outstanding shares of each class of such other subsidiary, in each case without the approval of the shareholders of the parent or subsidiary but subject to certain exceptions.

        However, this short-form merger provision is substantially qualified by Florida's anti-takeover statutes. The relevant portion of these statutes require approval by two-thirds of the minority shareholders before consummating the type of short-form merger contemplated by this Schedule. One exception to this requirement exists if the interested shareholder or shareholders (the Filing Persons in the present instance) own at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors. For purposes of this Item, references to shares and voting shares includes all outstanding option, warrants and other rights to receive Neptune common stock.

        The Filing Persons currently own 5,740,432 Shares as well as a conversion right for 3,636,364 Shares, or approximately 77% of the outstanding common stock of Neptune on a fully diluted basis and assuming exercise of all options, warrants and conversion rights. In order to obtain the 90% interest necessary to effect a short-form merger under Florida law, BG Capital has entered into purchase agreements with several shareholders, warrantholders and optionholders of Neptune. Pursuant to these agreements, BG Capital will purchase shares of Neptune common stock from these parties immediately prior to the consummation of the Merger. BG Capital has agreed to purchase 5000,000 shares of Neptune common stock from the CapEx Group for $2.68 per share, or an aggregate purchase price of $1,340,000. BG Capital has agreed to purchase 138,250 shares of Neptune common stock from the Shareholder Group for $2.68 per share, or an aggregate purchase price of $370,510. BG Capital has agreed to purchase 255,000 shares from the Option Group for $2.68 per share, or an aggregate purchase price of $683,400. Brooklyn Holdings has rights under a debenture to convert the outstanding principal of such debenture into shares of Neptune common stock at a price of $1.68 per share, which would convert to 3,636,364 shares of Neptune common stock based on the outstanding principal under the debenture as of June 30, 2005. Brooklyn Holdings will contribute this conversion right, as well as the 250,000 shares of Neptune common stock held by it, to BG Capital. Each of these transactions is expected to occur immediately prior to the Merger. Approval by the shareholders or directors of Neptune is not required in order to complete these share purchases.

        The purchases of shares will be accounted for as the acquisition of a minority interest by BG Capital, using the purchase method of accounting.

        After such purchases and inclusive of the shares and conversion shares contributed by Brooklyn Holdings, BG Capital will hold 10,270,044 shares, or approximately 94% of the outstanding common stock of Neptune on a fully diluted basis and assuming exercise of all options, warrants (including the cashless exercise of the Warrants as described in this Schedule 13E-3) and conversion rights. At such time, the Filing Persons will be able to complete the short-form merger without the consent of the minority shareholders of Neptune.

        On the Effective Date, NPTI Acquisition will merge with and into Neptune pursuant to Section 607.1104 of the Florida Corporation Law, with Neptune to be the surviving corporation. To so merge, the Board of Directors of BG Capital will approve the Merger, and BG Capital will file a certificate of merger with the Secretary of State of Florida. On the Effective Date and pursuant to the Merger:

  •
  each Share issued and outstanding immediately prior to the Effective Date (other than Shares held by the Filing Persons and Shares held by the minority shareholders of Neptune, if any, who properly exercise their statutory dissenters rights under the Florida Corporation Law) will automatically be converted into and become a right to receive the Merger Price, without interest; and

  •
  each share of NPTI Acquisition's capital stock issued and outstanding immediately prior to the Effective Date will be converted into one validly issued, fully paid and nonassessable share of common stock of Neptune as the surviving corporation of the Merger. As a result of the Merger, BG Capital will own all of the outstanding equity interests in Neptune.

        The Merger Price payable to the minority shareholders is $2.68 in cash per Share, without interest. The reasons for the Merger are described above in "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Reasons." Certain federal income tax consequences of the Merger are described above in "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Effects—Certain Federal Income Tax Consequences of the Merger."

        Upon completion of the Merger, in order to receive the cash Merger Price of $2.68 per Share, each shareholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Paying Agent at Interwest Transfer Company, 1981 E. Murray Holladay Road, Salt Lake City, UT 84117, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Dissenters Rights and a Letter of Transmittal, which will be mailed to shareholders of record within 10 calendar days of the Effective Date. Shareholders are encouraged to read the Notice of Merger and Dissenters Rights and a Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory dissenters rights. A copy of the Letter of Transmittal is attached to this Schedule 13E-3 as Annex B.

        As a result of the Merger, the Public Shareholders will no longer hold any shares of Neptune common stock and will no longer have any rights as shareholders of Neptune, including without limitation the right to participate in the future earnings of Neptune, to vote on certain corporate decisions, to elect directors and to receive distributions upon the liquidation of Neptune.

        The Merger will be accounted for as the acquisition of a minority interest by BG Capital, using the purchase method of accounting.

        For federal income tax purposes, the receipt of the cash consideration by holders of the Shares pursuant to the Merger will be a taxable sale of the holders' Shares. See "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Effects—Certain Federal Income Tax Consequences of the Merger above."

        (b)   PURCHASES.    Shares of Neptune common stock held by any officer, director or affiliate of Neptune will either be purchased in the share purchases that will occur immediately before the Merger or will automatically be converted into the right to receive the Merger Price upon consummation of the Merger.

        (c)   DIFFERENT TERMS.    Shareholders of Neptune will be treated as described above in this Item 4(a), "Terms of the Transaction—Material Terms."

        (d)   APPRAISAL RIGHTS.    The Public Shareholders are not entitled to any appraisal rights in connection with the purchases of shares.

        Under Section 607.1104 of the Florida Corporation Law, a parent corporation owning at least 80% of the outstanding shares of each class of stock of a subsidiary corporation may merge itself into the subsidiary without the approval of the shareholders of the parent or the subsidiary. Consequently, a vote of the Public Shareholders of Neptune is not required to effect the Merger.

        The Public Shareholders have the right under the Florida Corporation Law to dissent from the adoption of the Plan of Merger and obtain payment in cash of the "fair value" of their shares. The cash consideration to be paid for the Neptune common stock is set forth in this Transaction Statement. See "THE MERGER-Certain Effects of the Merger above." Upon compliance with the proper statutory procedures, holders of shares of Neptune common stock who wish to dissent from the Merger (collectively, the "Dissenting Shares") are entitled to a judicial determination of the "fair value" (excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable) required to be paid in cash for their Dissenting Shares, determined as of the close of business on the day prior to the date on which a copy of this Transaction Statement, together with the Plan of Merger, was mailed to each Neptune shareholder of record. The judicially determined value could be more or less than the cash consideration to be paid pursuant to the Merger.

        Under Florida Corporation Law, no holder of Neptune securities who is entitled to dissent and obtain payment for his or her securities may challenge the Merger unless the Merger is unlawful or fraudulent with respect to such holder or Neptune.

        Summary of Procedure to Exercise Dissenters' Rights.    Dissenting holders of Neptune common stock will be entitled to the rights and remedies provided in the Florida Corporation Law, including the right to have the "fair value" of his or her Dissenting Shares (excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable) judicially determined and paid in cash to such dissenting shareholders. The cost of such judicial determination will be borne by Neptune; however, a court may assess all or a portion of such cost to those holders of Dissenting Shares whose failure to accept the Merger Consideration was arbitrary, vexatious or not in good faith. Holders of Neptune common stock should note that Capitalink has concluded that the Merger Consideration to be paid to them pursuant to the Merger is fair, from a financial point of view, to such holders. See "Fairness of the Transaction."

        The following is a brief summary of Sections 607.1301 through 607.1333 of the Florida Corporation Law which sets forth the procedures for demanding statutory dissenters' rights. This summary is qualified in its entirety by reference to Sections 607.1301 through 607.1333 of the Florida Corporation Law, the full text of which is attached hereto as Exhibit (f).

        HOLDERS OF NEPTUNE COMMON STOCK ARE URGED TO READ CAREFULLY EXHIBIT (f) HERETO. FAILURE TO TAKE ANY STEP IN A TIMELY MANNER IN CONNECTION WITH THE EXERCISE OF DISSENTERS RIGHTS MAY RESULT IN THE LOSS OR WAIVER OF THESE RIGHTS. THEREAFTER, SUCH HOLDERS WILL BE BOUND BY THE TERMS OF THE PLAN OF MERGER.

        Pursuant to Section 607.1104 of the Florida Corporation Law, NPTI Acquisition is required to give notice of the Merger to each of Neptune's shareholders who does not waive the mailing requirement in writing, at least 30 days prior to the Effective Time (the "Notice Date"). Such notice is effected by the mailing of this Transaction Statement containing a copy of the Plan of Merger (attached as Annex A hereto) to each holder of record of Neptune securities. Thereafter, any holder of Neptune common stock may elect to dissent from the Merger in accordance with the procedures set forth in Section 607.1320 and 607.1322, which are summarized as follows:

TIMETABLE	ACTION
Within the date the merger is effected (the "Effective Time") and 10 days thereafter.	Neptune must deliver to each shareholder who may be entitled to appraisal rights a written appraisal notice and a form which includes, among other things, the date of the corporate action, and the provides for the shareholder to state: (i) the shareholder's name and address, (ii) the number, classes and series of shares as to which the shareholder asserts appraisal rights, (iii) that the shareholder did not vote for the transaction, (iv) whether the shareholder accepts the corporation's offer, and (v) if the offer is not accepted, the shareholder's estimated fair value of the shares and a demand for payment of the shareholder's estimated value plus interest. The form should also state, among other things, the Acceptance Date, Neptune's offer to pay the "fair value" for Dissenting Shares, and include the company's balance sheet, as of the latest day available not more than 15 months prior to the date of Neptune's appraisal notice, an income statement for the 12 month period ended on the balance sheet date, a cash flow statement for that year, and the latest available interim financial statements, if any.
Within not less than 40 and not more than 60 days of Offer Date (the "Acceptance Date").
Acceptance of Offer by Dissenting Shareholders. If a Dissenting Shareholder is dissatisfied with Neptune's offer, the Dissenting Shareholder must notify Neptune of that Shareholder's fair value estimate of the shares and demand payment of the estimate plus interest.
Within 20 days after the Acceptance Date.	Notice of withdrawal in writing by Dissenting Shareholders who previously accepted offer.
Within 90 days after Neptune's receipt of the Dissenting Shareholders' acceptances.	Neptune to make payment to Dissenting Shareholders who have accepted Offer, at which point the shareholders shall cease to have any interest in the shares.
Within 60 days after the Effective Time (the "Judicial Demand Date").
If any Dissenting Shareholder does not accept Offer ("Non-Accepting Shareholders") or Neptune fails to make timely Offer, Non-Accepting Shareholders may give written notice to Neptune demanding filing of court action.

Within 30 days after the Judicial Demand Date, or at Neptune's election, at any time within 60 days following the Effective Date. Within 60 days after Neptune receives notice of Non-Accepting Shareholders.	Neptune to file court action or Non-Accepting Shareholders may file in name of corporation if Neptune fails to do so. All Non-Accepting Shareholders become parties to court proceeding.
The proceeding will take place in the Florida county in which Neptune's principal office, or, if non, it's registered office is located. The court may appoint an individual(s) as appraisers to determine the fair value of the shares. Non-Accepting Shareholders have the same discovery rights as in other civil proceedings, but they do not have the right to a jury trial.
Within 10 days of court final determination.	Neptune to pay judicially determined amounts due to Non-Accepting Shareholders.

        Exercise of Dissenters' Rights.    Any holder of record of Neptune common stock who desires to exercise his or her dissenters' rights ("Dissenting Shareholder") must file a notice of such election with Neptune and demand payment for his or her Dissenting Shares by completing and returning the Dissenters' Demand for Payment Form that will be delivered to each Neptune shareholder within 10 days of the effective date of the Merger, together with his or her certificates or other instruments representing Dissenting Shares, any required signature guarantees, and other required documents so that they are received by the Paying Agent by the Demand Date. For dissenters' rights to be perfected, the Paying Agent must have received the completed Dissenters Demand for Payment Form, certificates representing Dissenting Shares and any other required documents by the Demand Date at the address and pursuant to the instructions contained in Dissenters Demand for Payment Form. Thereafter, a Dissenting Shareholder shall be entitled only to payment as provided in Section 607.1324 of the Florida Corporation Law and shall not be entitled to vote or exercise any other rights of a shareholder. An election with respect to dissenters' rights may be withdrawn in writing at any time before an offer to pay the "fair value" of the Dissenting Shares is made by Neptune pursuant to Section 607.1323(2) of the Florida Corporation Law. After such time, an election may be withdrawn only with Neptune's consent.

        A record holder of Neptune common stock may dissent as to less than all of the securities registered in his or her name by delivery to the Paying Agent by the Demand Date of the requisite materials with respect to such lesser number of shares. In such event, his or her rights will be determined as if his or her Dissenting Shares and his or her other securities were registered in the names of different shareholders.

        A DISSENTING SHAREHOLDER WHO FAILS TO FILE A NOTICE OF ELECTION AND DEMAND PAYMENT ON A TIMELY BASIS, OR FAILS, ON A TIMELY BASIS, AS DESCRIBED BY THIS SCHEDULE 13E-3, TO DEPOSIT OR DELIVER DISSENTING SHARES, THE DEMAND FOR PAYMENT FORM AND ANY OTHER REQUIRED DOCUMENTS, SHALL NOT BE ENTITLED TO DISSENTERS RIGHTS AND SHALL BE BOUND BY THE TERMS OF THE PLAN OF MERGER.

        The Florida Corporation Law contains detailed provisions concerning Neptune's duty to notify shareholders of record and Dissenting Shareholders, the procedures for determining the value of the Dissenting Shares, Dissenting Shareholders rights to payment, the procedures for settling disputes over valuation and other provisions too numerous to set forth in detail herein. The Florida Corporation Law also contains detailed provisions covering those circumstances under which the dissenters' rights of a shareholder will terminate and his or her rights as a shareholder will be reinstated. Sections 607.1301 through 607.1333 of the Florida Corporation Law are attached hereto as Annex C. Neptune, as the surviving corporation in the Merger, will act in compliance with these provisions in its handling of dissenters' rights.

        The Florida Corporation Law provides generally that a shareholder who is entitled to dissent and seek payment for his or her shares may not challenge the corporate action creating his or her entitlement unless such action is unlawful or fraudulent with respect to the shareholders or the corporation.

        Certain Florida courts, under circumstances different from the Merger, have held that majority shareholders have a fiduciary duty to the minority shareholders. In addition, judicial decisions applying Delaware law (which is not binding upon but could influence the decision of a Florida court) have held that in certain circumstances, a controlling shareholder of a corporation involved in a merger or other going-private transaction has a fiduciary duty to the other shareholders that requires the transaction to be fair to the minority shareholders. In determining whether or not such a transaction is fair to the minority shareholders, courts have considered, among other things, the type and amount of consideration to be paid to the minority shareholders and whether they were fair dealings among the parties. In absence of judicial guidance, it is unclear what remedies would be available to a minority shareholder even if it was judicially determined that a fiduciary duty of the majority shareholder to the minority shareholders existed under Florida law.

        The foregoing summary does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise their dissenters rights and is qualified in its entirety by express reference to Sections 607.1301 through 607.1333 of the Florida Corporation Law, the full text of which is attached hereto as Exhibit (F). SHAREHOLDERS ARE URGED TO READ EXHIBIT (f) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF DISSENTERS RIGHTS.

        (e)    PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS.    None of the Filing Persons intends to grant the Neptune shareholders special access to Neptune's records in connection with the Merger. None of the Filing Persons intends to obtain counsel to or appraisal services for the Neptune shareholders.

        (f)    ELIGIBILITY FOR LISTING OR TRADING.    Not applicable.

Item 5. Past Contacts, Transactions, Negotiations And Agreements

        (a)    TRANSACTIONS.    On April 27, 2004, in a private transaction, BG Capital Group Ltd. purchased 2,303,904 shares of Neptune's common stock from a group of Neptune shareholders in consideration for BG Capital Group Ltd.'s sale to such persons of 897,446 shares of capital stock of Spectrum Sciences & Software Holdings Corp. with an aggregate approximate value of $3,455,856. The Filing Persons did not file a Schedule 13E-3 for this transaction because the Filing Persons did not believe that this transaction would constitute a "Rule 13e-3 transaction" under the Exchange Act rules since the Filing Persons had no plans to take Neptune private or to decrease the number of record holders of Neptune common stock at this time and did not have the financial resources to effect these actions in any event. Furthermore, the "group of Neptune shareholders" selling the Neptune stock to BG Capital consisted of only twelve shareholders. At the time of this transaction, more than 500 persons held shares of Neptune common stock. Therefore, purchase of shares from this relatively small group did not have a reasonable likelihood of causing Neptune's common stock to be held by fewer than 300 persons, particularly in light of the Filing Persons' intentions described above.

        On June 18, 2004, Neptune completed a $6,000,000 11% debenture financing for purposes of restructuring its long-term debt obligations and reducing its interest expense. Brooklyn Holdings LLC received 250,000 shares of Neptune's common stock as a commitment fee in connection with this transaction. Neptune has the right to convert all or a portion of the principal amount due under the convertible debenture into shares of common stock at any time during the term at the conversion price of $1.65 per share. Brooklyn Holdings LLC, as the holder of the 11% debentures, has the right to convert all or a portion of the principal amount due under the convertible debenture into shares of Neptune's common stock at the conversion price of $1.65 per share at any time after June 18, 2009, subject to Neptune's right to repay, in full or in part, the convertible debenture within 30 days of receiving written notice of a conversion. Neptune granted a security interest in its assets to secure its obligations under the convertible debenture.

        On February 2, 2005, Neptune entered into a Loan Agreement with Brooklyn Holdings LLC related to a loan in the principal amount of $3 million. The principal amount of the loan is due on February 2, 2010. Neptune has agreed to pay simple interest on the principal amount at the rate of 13.5% per annum without penalty for pre-payment. Neptune also agreed to pay a loan fee equal to 3.5% per annum calculated as simple interest on the unpaid balance of the principal amount. Neptune granted a security interest in its assets to secure its obligations under this Loan Agreement. On September 27, 2005, Neptune notified Brooklyn Holdings that it will prepay $2 million in principal amount of this loan on or about October 15, 2005. In accordance with the terms of the loan agreement, Neptune may prepay this amount at any time without penalty or prepayment fee.

        On February 2, 2005, pursuant to a Share Purchase Agreement dated as of February 2, 2005 between BG Capital Group Ltd. and CapEx, L.P., CapEx, L.P. conveyed 751,120 shares of Neptune's common stock to BG Capital Group Ltd. for an aggregate price of $2,215,414.49.

        On February 2, 2005, pursuant to a Share Purchase Agreement dated as of February 2, 2005 among BG Capital Group Ltd., Bow River Capital Fund LP and Bow River Capital Fund II LP, BG Capital Group Ltd. purchased 238,615 shares of Neptune's common stock for an aggregate price of $703,790.51.

        The Filing Persons did not file a Schedule 13E-3 for any of the February 2, 2005 transactions because the Filing Persons did not believe that these transactions would constitute "Rule 13e-3 transactions" under the Exchange Act rules since the Filing Persons had no plans to take Neptune private or to decrease the number of record holders of Neptune common stock at this time. Furthermore, the sellers in each of these transaction continued to hold equity in Neptune. Therefore these transactions did not actually decrease the number of persons holding Neptune shares and consequently did not have a reasonable likelihood of causing Neptune's common stock to be held by fewer than 300 persons, particularly in light of the Filing Persons' intentions described above.

        On June 23, 2005, BG Capital entered into Purchase Agreements with Jerry Norman, Digital Wallstreet Inc. and Barry Maynes. Pursuant to such agreements, BG Capital agreed to purchase an aggregate of 138,250 shares of Neptune common stock from these sellers for a purchase price of $2.68 per share, or $370,510 in the aggregate. Consummation of the sale of the shares to BG Capital is subject to, among other things, the filing and effectiveness of this Schedule 13E-3 and its proper delivery to Neptune shareholders. BG Capital initiated the negotiations in these transactions.

        On June 23, 2005, BG Capital entered into Purchase Agreements with Jerry Norman, Chuck Eudaily, Gary Harris, Barry Maynes and Dan Solberg. Pursuant to such agreements, these sellers agreed to exercise all of their outstanding options to purchase Neptune common stock and to sell all of the shares they receive upon such exercise (255,000 in the aggregate) to BG Capital for a purchase price of $2.68 per share, or $683,400 in the aggregate. Consummation of the sale of the shares to BG Capital is subject to, among other things, the filing and effectiveness of this Schedule 13E-3 and its proper delivery to Neptune shareholders. BG Capital initiated the negotiations in these transactions.

        On July 12, 2005, BG Capital, Neptune and the CapEx Group entered into a Purchase and Settlement Agreement. Pursuant to such agreement, Neptune agreed to issue 500,000 shares of Neptune common stock to the CapEx Group in exchange for the cancellation of all outstanding warrants to purchase Neptune common stock held by the CapEx Group. Each of Neptune and the CapEx Group agreed to release the other from any present or future liabilities relating to a dispute between the parties that arose when the CapEx Group tendered a notice of exercise of the warrants to Neptune, along with photocopies of the warrants, on April 25, 2005, the validity of which exercise was rejected by Neptune. The CapEx Group agreed to sell the 500,000 shares of Neptune common stock to BG Capital for an aggregate purchase price of $1,350,000. Consummation of the issuance of the warrant shares to the CapEx Group and the subsequent sale of such shares to BG Capital is subject to, among other things, the filing and effectiveness of this Schedule 13E-3 and its proper delivery to Neptune shareholders. BG Capital initiated the negotiations in these transactions.

        (b)    SIGNIFICANT CORPORATE EVENTS.    Other than as described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed in Item 3(c) above and (ii) Neptune or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Neptune's securities, election of Neptune's directors or sale or other transfer of a material amount of assets of Neptune.

        (c)    NEGOTIATIONS OR CONTACTS.    Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of Neptune or (ii) Neptune or any of its affiliates and any person not affiliated with Neptune who would have a direct interest in such matters.

        (e)    AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES.    All the agreements, arrangements or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons described in Item 3 hereto and any other person with respect to any securities of Neptune are described in subsection (a) of this Item 5 above.

Item 6. Purposes Of The Transaction And Plans Or Proposals.

        (a)    PURPOSES.    The purpose of the purchase of the 500,000 shares from the CapEx Group, the 138,250 shares from the Shareholder Group, and the 255,000 shares from the Option Group is to obtain the required percentage of shares of Neptune common stock to effect a short-form merger with Neptune. The purpose of the short-form merger of NPTI Acquisition with and into Neptune is for BG Capital to acquire the minority public interest in Neptune and to provide Neptune's minority shareholders with $2.68 in cash for each of their shares. See "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger" for a more detailed description of the purposes of the share purchase and merger.

        (b)    USE OF SECURITIES ACQUIRED.    The Shares purchased from the CapEx Group, the Shareholder Group and the Option Group and acquired in the Merger will be cancelled upon consummation of the Merger.

        (c)    PLANS.    It is currently expected that, following the consummation of the purchases of shares and subsequent Merger, the business and operations of Neptune will, except as set forth in this Schedule 13E-3, be conducted by Neptune substantially as they are currently being conducted. BG Capital intends to continue to evaluate the business and operations of Neptune with a view to maximizing Neptune's potential, and it will take such actions as it deems appropriate under the circumstances and market conditions then existing. BG Capital intends to cause Neptune to terminate the registration of the Shares under Section 12(g)(4) of the Exchange Act following the Merger, which would result in the suspension of Neptune's duty to file reports pursuant to the Exchange Act. For additional information see Item 4, "Terms of the Transaction" and "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger—Effects."

        The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for sales of any of Neptune's businesses. Additionally, the Filing Persons do not currently contemplate any material change in the composition of Neptune's current management, except that BG Capital intends to appoint a new Board of Directors for Neptune, a majority of the members of which will be representatives of the Filing Persons.

        Except as otherwise described in this Schedule 13E-3, Neptune has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

  •
  any extraordinary corporate transaction involving Neptune after the completion of the Merger;

  •
  any sale or transfer of a material amount of assets currently held by Neptune after the completion of the Merger;

  •
  any change in the Board of Directors or management of Neptune;

  •
  any material change in Neptune's dividend rate or policy, or indebtedness or capitalization; or

  •
  any other material change in Neptune's corporate structure or business.

Item 7. Purposes, Alternatives, Reasons And Effects.

        See "Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger."

Item 8. Fairness Of The Transaction.

        See "Special Factors—Fairness of the Merger."

Item 9. Reports, Opinions, Appraisals And Negotiations.

        See "Special Factors—Reports, Opinions, Appraisals and Negotiations."

Item 10. Source And Amounts Of Funds Or Other Consideration.

        (a)    SOURCE OF FUNDS.    The total amount of funds expected to be required by NPTI Acquisition to pay the merger price for Neptune common stock in the merger, to pay for the shares to be purchased prior to the merger, and to pay related fees and expenses, is estimated to be approximately $4,445,000. BG Capital and Brooklyn Holdings will provide all of the funds necessary to consummate the proposed purchases of shares and subsequent Merger. A portion of the funds contributed by Brooklyn Holdings are expected to be proceeds from the prepayment by Neptune to Brooklyn Holdings of $2 million of outstanding principal under the loan agreement dated February 2, 2005 between Neptune and Brooklyn Holdings, which agreement and prepayment are more fully described in Item 5(a) above.

        (b)    CONDITIONS.    There are no conditions to financing of the purchases of shares and Merger. There are no alternative plans in the event that the primary financing plans fall through.

        (c)    EXPENSES.    The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

        None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

        The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:

Legal fees and expenses	$125,000
Filing	1,000
Accounting/fairness analysis	55,000
Printing	20,000
Paying Agent (including mailing)	15,000
Miscellaneous fees and expenses	5,000

Total	$221,000

        (d)    BORROWED FUNDS.    Not applicable.

Item 11.    Interest In Securities Of The Subject Company.

        (a)   SECURITIES OWNERSHIP    The following table sets forth certain information regarding the beneficial ownership of shares of Neptune's common stock as of June 30, 2005 by each of the Filing Persons.

		Prior to the Merger and the Purchases of Shares			After the Purchase of Shares but Prior to the Merger			Following the Merger
Name of Shareholder	Address	Number of Shares		Percent of Class(1)	Number of Shares		Percent of Class(1)	Number of Shares		Percent of Class(1)
Marco Markin	c/o BG Capital Ltd., Slot #2000, A.P. 59223, Nassau, Bahamas	0	(2)	0%	0		0%	0		0%
BG Capital Group Ltd.	Slot #2000, A.P. 59223, Nassau, Bahamas	5,490,432		50.00%	6,383,682		58.14%	7,315,105	(5)	100%
Pachridee Hanna	c/o BG Capital Ltd., Slot #2000, A.P. 59223, Nassau, Bahamas	0		0%	0		0%	0		0%
Marie McDonald	c/o BG Capital Ltd., Slot #2000, A.P. 59223, Nassau, Bahamas	0		0%	0		0%	0		0%
Brooklyn Holdings LLC	c/o BG Capital Ltd., Slot #2000, A.P. 59223, Nassau, Bahamas	3,886,364	(3)	35.40%	3,886,364	(3)	35.40%	0		0%
Robert Genovese	c/o BG Capital Ltd., Slot #2000, A.P. 59223, Nassau, Bahamas	9,376,796	(4)	85.4% (4)	10,270,046	(4)	93.54% (4)	7,315,105	(5)(4)	100% (4)

(1)
Based on 10,978,969 shares as of June 30, 2005, which includes 6,560,105 issued and outstanding shares, plus options to purchase an additional 255,000 shares, plus 500,000 shares to be issued to the CapEx Group upon the cashless exercise of outstanding warrants, plus an additional 27,500 outstanding warrants, plus a conversion rights held by Brooklyn Holdings for 3,636,364.

(2)
As reported by Neptune in its Current Report on Form 8-K, dated February 8, 2005 (File No. 000-31182), Neptune repurchased from Mr.  Markin and his spouse 231,125 shares of Neptune's common stock and options exercisable for up to 150,000 shares of Neptune's common stock at the exercise price of $0.65 per share.

(3)
Includes a conversion right for 3,636,364 shares of Neptune's common stock.

(4)
Includes holdings of BG Capital Group Ltd. And Brooklyn Holdings LLC. Mr. Genovese has the sole voting and dispositive power with respect to these shares through his ownership of 100% of the capital stock of BG Capital Group Ltd. and 100% of the membership interest in Brooklyn Holdings LLC.

(5)
Based on the calculation in footnote (1), less the warrants for 27,500 shares and the conversion rights for 3,636,364, which will be cancelled pursuant to the terms of the Merger.

        (b)   SECURITIES TRANSACTIONS.    These transactions are described in Item 5(a) above.

Item 12.    The Solicitation Or Recommendation.

        Because no vote of the shareholders is required in order to effect the purchases of shares or the subsequent Merger, this item is not applicable.

Item 13.    Financial Statements.

        (a)   FINANCIAL INFORMATION.    The audited consolidated financial statements of Neptune as of December 31, 2004 and 2003 are incorporated herein by reference to the Consolidated Financial Statements and Supplementary Data of Neptune included as Item 7 to Neptune's Annual Report on Form 10-KSB for its year ended December 31, 2004 (the "Form 10-K"). The unaudited consolidated financial statements of Neptune as of and for the three and six months ended June 30,, 2005 and 2004 are incorporated herein by reference to the Financial Statements of Neptune included as Item 1 to Neptune's Quarterly Report on Form 10-QSB for its quarter ended June 30,, 2005 (the "Form 10-Q").

        Neptune's book value per shares of common stock as of June 30,, 2005 was $0.92 per share. Neptune's ratio of earnings to fixed charges was 0.35 and 1.02 for the years ended December 31, 2004 and 2003, respectively, and was 0.40 and 1.92 for the six months ended June, 2005 and 2004, respectively.

        The Form 10-K and the Form 10-Q are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 233 Broadway, New York, New York 10279 and 175 Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

        (b)   PRO FORMA INFORMATION.    Not applicable.

        (c)   SUMMARY INFORMATION.    Set forth below is certain selected consolidated financial information with respect to Neptune and its subsidiaries excerpted or derived by the Filing Persons from the audited consolidated financial statements of Neptune contained in the Form 10-K. More comprehensive financial information is included in the Form 10-K and in other documents filed by Neptune with the Commission, and the following financial information is qualified in its entirety by reference to the Form 10-K and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

        The selected financial information presented below as of and for the years ended December 31, 2002, 2003 and 2004 has been derived from Neptune's Consolidated Financial Statements, which have been audited by Stonefield Josephson, Inc. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Year Ended December 31,
	2004	2003	2002
Statement of Operations Data:
Premiums	n/a	n/a	n/a
Total revenues	23,620,000	20,711,000	11,767,000
(Loss) income from continuing operations(1)	1,935,000	1,110,000	(4,291,000)
Loss from discontinued operations(1)	2,430,000	721,000	165,000
Net Loss	2,733,000	(33,000)	(6,706,000)
Preferred stock dividends	0	0	0
Loss Applicable to common shareholders	2,733,000	(33,000)	(6,706,000)
Loss Per Share:
Basic and diluted loss from continuing operations per share	0.41	(0.01)	(1.88)
Basic an diluted loss per share	0.40	(0.01)	(1.88)
Weighted Average Shares Outstanding:
Basic	6,744,152	5,233,747	3,576,100
Diluted	6,856,853	5,233,747	3,576,100
	December 31,
	2004	2003	2002
Balance Sheet Data:
Cash and invested assets	3,422,000	538,000	776,000
Total assets	36,805,000	35,413,000	35,646,000
Policy liabilities	n/a	n/a	n/a
Notes payable	6,270,000	6,701,000	6,755,000
Total liabilities	27,941,000	30,762,000	32,154,000
Redeemable convertible preferred stock	0	0	0
Shareholders' equity	8,864,000	4,650,000	3,492,000

(1)
During the three year period, Neptune has not discontinued any operations that would have a material impact on its financials and therefore has not tracked the income or loss on those operations separately. Neptune has, however, entered into transactions during this period that are non-recurring in nature, and this impact has been stated separately:

2002	Lawsuit settlement proceeds
2003	Trust placement fees
2004	Trust placement fees and sale of assets

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   SOLICITATIONS OR RECOMMENDATIONS.    There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the purchases of shares or subsequent Merger.

        (b)   EMPLOYEES AND CORPORATE ASSETS.    Except as described in Item 10 of this Schedule, corporate assets of Neptune will not be used by the Filing Persons in connection with the purchases of shares or subsequent Merger.

Item 15.    Additional Information.

        None.

Item 16.    Exhibits.

Exhibit Number	Description
(a)	Form of Letter of Transmittal*
(b)	None
(c)	Reports of Capitalink**
(d)(1)	Purchase and Settlement Agreement, dated July 12, 2005, among The Neptune Society, Inc., BG Capital Group Ltd., CapEx, LP, Bow River Capital Fund, LP and Bow River Capital Fund II, LP**
(d)(2)	Purchase Agreement dated June 23, 2005 between BG Capital Group Ltd. And Digital Wallstreet Inc.**
(d)(3)	Purchase Agreement dated June 23, 2005 between BG Capital Group Ltd. And Jerry Norman**
(d)(4)	Purchase Agreement dated June 23, 2005 between BG Capital Group Ltd. And Barry Maynes**
(d)(5)	Purchase Agreement dated June 23, 2005 between BG Capital Group Ltd. And Jerry Norman**
(d)(6)	Purchase Agreement dated June 23, 2005 between BG Capital Group Ltd. And Gary Harris**
(d)(7)	Purchase Agreement dated June 23, 2005 between BG Capital Group Ltd. And Barry Maynes**
(d)(8)	Purchase Agreement dated June 23, 2005 between BG Capital Group Ltd. And Chuck Eudaily**
(d)(9)	Purchase Agreement dated June 23, 2005 between BG Capital Group Ltd. And Dan Solberg**
(f)	Florida Corporation Law Sections 607.1301 through 607.1333**
(g)	None

*
Included as Annex B to the Schedule 13E-3/A

**
Previously filed with the Schedule 13E-3/A on July 14, 2005

SIGNATURES

        After due inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 30, 2005
BG CAPITAL GROUP LTD.
	By:	/s/ ROBERT GENOVESE
	Name:	Robert Genovese
	Title:	President
BROOKLYN HOLDINGS LLC
	By:	/s/ ROBERT GENOVESE
	Name:	Robert Genovese
	Title:	President
NPTI ACQUISITION CORP.
	By:	/s/ ROBERT GENOVESE
	Name:	Robert Genovese
	Title:	President
/s/ ROBERT GENOVESE ROBERT GENOVESE

Annex A

PLAN OF MERGER

        NPTI Acquisition Corp. ("Merging Company"), a business corporation organized under the laws of the State of Florida, is a wholly owned subsidiary of BG Capital Group Ltd. ("Parent"), a company organized under the laws of the Bahamas. Parent owns at least 90% of the outstanding common stock, par value $0.001 per share (the "Company Common Stock"), or other Derivative Securities (as defined below) of The Neptune Society, Inc. (the "Company"), a business corporation organized under the laws of the State of Florida.

        In addition to the issued and outstanding shares of Company Common Stock, there are outstanding warrants and conversion rights to purchase an aggregate of 3,663,864 shares of Company Common Stock (collectively, the "Derivative Securities").

        The Board of Directors of Parent has approved the merger of Merging Company with and into the Company (the "Merger"), with the Company as the surviving corporation, pursuant to the terms of this Plan of Merger (the "Plan").

        The Florida Corporation Law does not require that this Plan be approved, authorized or otherwise acted upon by the shareholders or the Board of Directors of the Company or the Merging Company.

        Parent has concluded that the Merger is fair to the holders (collectively, the "Holders") of the "Public Shares" (as hereinafter defined).

1.     MERGER

        1.1   Upon the terms and subject to the conditions hereof, Merging Company and the Company shall, on the "Effective Date" (as hereinafter defined), be merged into a single corporation in accordance with Section 607.1104 and all other applicable provisions of the Florida Corporation Law by means of the merger of Merging Company with and into the Company. At the "Effective Time" (as hereinafter defined), the Company shall be the surviving corporation (the "Surviving Corporation"), and the separate existence of Merging Company will cease. The Merger shall have the effects set forth in Section 607.1106 of the Florida Corporation Law. At the Effective Time, the Company shall become a wholly-owned subsidiary of Parent.

        1.2   Not less than thirty (30) days prior to the Effective Date, the Company shall cause a copy of the Plan, together with a transaction statement, describing, among other things, the Merger transaction, the purpose of and reasons for the Merger, the determination of the fairness of the Merger, the rights of Holders to dissent and the procedure for so doing and certain other information relative to the Merger (the "Transaction Statement") to be mailed to each Holder of Company Common Stock who does not waive such mailing requirement in writing. A copy of this Plan and Sections 607.1301, 607.1302 and 607.1320 of the Florida Corporation Law (the "Florida Dissenters' Rights Statute") shall be attached to and made a part of the Transaction Statement.

2.     ARTICLES OF INCORPORATION, BYLAWS, DIRECTORS AND OFFICERS

        2.1   The Articles of Incorporation of the Company in effect at the Effective Time shall continue in full force and effect, unless and until subsequently amended, as the Articles of Incorporation of Surviving Corporation.

        2.2   The Bylaws of the Company in effect at the Effective Time shall continue in full force and effect, unless and until subsequently amended, as the Bylaws of Surviving Corporation.

        2.3   The Directors and Officers of Merging Company in office at the Effective Time shall become the Directors and Officers of Surviving Corporation and shall continue in office until their successors have been duly elected or appointed and qualified, subject to removal, resignation or such other change as may otherwise occur, or as otherwise provided by law, and at the Effective Time, all other officers and directors of the Company shall thereupon cease to hold office.

3.     STATUS OF OUTSTANDING CAPITAL STOCK

        3.1   The designation and number of outstanding shares of capital stock of each of Company and Merging Company is as follows:

          (a)   There are 7,315,105 shares of Company Common Stock issued and outstanding. Holders of Company Common Stock are not entitled to vote on the Merger.

          (b)   Merging Company has 100 shares of no par value common stock ("Merging Company Common Stock") issued and outstanding, all of which is owned of record and beneficially by Parent. The sole holder of the Merging Company Common Stock is not entitled to vote on the Merger.

        3.2   At the Effective Time, by virtue of the Merger and without any action on the part of Merging Company, Surviving Corporation or Parent:

          (a)   Each share of Company Common Stock issued and outstanding immediately prior to the Effective Date of the Merger, other than (i) shares to be cancelled pursuant to Section 3.2(b) hereof, and (ii) shares constituting "Dissenting Shares," as defined in Section 5.2 (such shares, except for those described in clauses (i) and (ii), being collectively called the "Public Shares") shall be cancelled and extinguished and be converted into and become solely a right to receive $2.68 in cash without interest thereon, payable to the holder thereof upon surrender of the certificates (or other indicia of ownership of shares acceptable to Surviving Corporation) formerly representing such Public Shares as provided in Section 5 hereof.

          (b)   Each share of Company Common Stock issued and outstanding immediately prior to the Effective Date of the Merger and held by Parent shall be cancelled and retired, and no payment shall be made with respect thereto.

          (c)   Each share of Merging Company Common Stock owned by Parent issued and outstanding immediately prior to the Effective Date shall be converted into one (1) share of common stock, par value $.001 per share, of Surviving Corporation.

          (d)   Each Derivative Security outstanding immediately prior to the Effective Date shall be cancelled and extinguished.

          (e)   The cash consideration specified in clause (a) above with respect to the Public Shares is hereinafter called the "Merger Consideration."

4.     DISSENTING SHARES

        4.1   Notwithstanding anything in this Plan to the contrary, holders of Public Shares who shall have delivered a written notice of dissent for such Public Shares and any other required documents, as, in the manner, and within the time period provided in Section 607.1320 of the Florida Corporation Law and who shall not have lost such right to a determination of fair value shall not be converted into or represent a right to receive the applicable Merger Consideration, but the holders thereof shall be entitled solely to such rights as are granted thereby.

        4.2   The Company shall give Parent and Merging Company (i) prompt notice of receipt of any written demands for payment and any other instruments received pursuant to Section 607.1320 of the Florida Corporation Law, and (ii) the opportunity to direct all negotiations and proceedings with respect to Dissenting Shares. The Company shall not, except with the prior written consent of Parent,

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voluntarily make any payment with respect to any demands for payment or offer to settle or settle any such demands.

5.     PAYMENT FOR SHARES

        5.1   Prior to the Effective Date, Parent and Merging Company shall designate a bank, trust company or other qualified company to act as paying agent in the Merger (the "Paying Agent") pursuant to a written agreement (the "Paying Agent Agreement"). At or prior to the Effective Date, Parent will take all steps necessary to enable and cause Merging Company to provide the Paying Agent with the amounts necessary to make the payments to the holders of the Public Shares as required hereunder, which amounts shall be placed by the Paying Agent in a separate account (the "Fund"). Out of the Fund, the Paying Agent shall make such payments to the Holders of the Company Common Stock as provided hereunder. The Fund shall not be used for any other purpose. The Paying Agent may invest portions of the Fund, as directed by Parent and/or Merging Company (so long as such directions do not impair the Paying Agent's ability to make the payments referred to in Section 3 hereof or otherwise impair the rights of Holders of Company Common Stock). Any net earnings resulting from, or interest or income produced by, such investments shall be paid to Parent as and when requested by Parent. The Surviving Corporation shall replace any monies lost through any investment pursuant to this Section 5.1.

        5.2   Not less than thirty (30) days prior to the Effective Date, the Company shall cause the Paying Agent to mail to each record Holder of Company Common Stock (i) the Transaction Statement (with a copy of this Plan attached thereto), (ii) a notice of the adoption of this Plan approved by Parent, (iii) a form of letter of transmittal approved by Parent and Merging Company for use by the Holders (the "Letter of Transmittal"), which shall specify, among other things, the procedure for delivery of the certificates or instruments representing Company Common Stock ("Certificates") and describe the procedures for Holders to exercise and perfect their dissenters' rights with respect to their Company Common Stock ("Dissenting Shares") and (iv) any other required documents, instruments or disclosures requested by Parent, Merging Company or the Paying Agent to be transmitted to the Holders.

        5.3   Promptly after the Effective Date, Parent shall cause the Paying Agent to mail to each record Holder of Company Common Stock immediately prior to the Effective Date, a notice of the completion of the Merger in a form approved by Parent and Merging Company, together with any other documents, instruments or disclosures requested by Parent and Merging Company to be transmitted to the Holders.

        5.4   Upon surrender to the Paying Agent of a Certificate, together with the Letter of Transmittal and any other duly executed required documents, the Holder of such Certificate shall be entitled to receive in exchange therefor, on the Effective Date, cash in an amount equal to the applicable Merger Consideration, and such Certificate shall forthwith be cancelled. No interest will be paid or accrued on the cash payable upon the surrender of the Company Common Stock. Until surrendered in accordance with the provisions of this Section 5, each share of Company Common Stock (other than shares of Company Common Stock held by Merging Company or Dissenting Shares) shall represent for all purposes only the right to receive the applicable Merger Consideration, without any interest thereon.

        5.5   Subject to full compliance with this Section 5, any cash provided to the Paying Agent pursuant to this Section 5 and not exchanged for Company Common Stock within 180 days after the Effective Date will be returned by the Paying Agent to Surviving Corporation which thereafter will act as Paying Agent. Surviving Corporation will escheat to the appropriate state, in accordance with applicable law, any funds set aside to exchange for Company Common Stock which are not tendered. Notwithstanding the foregoing, neither the Paying Agent nor any party hereto shall be liable to a Holder of Company

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Common Stock for any Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat and similar laws.

        5.6   In connection with the Merger, the Company will cause its transfer agent promptly to furnish Parent and Merging Company with mailing labels, security position listings and any available listing or computer file containing the names and addresses of the record Holders of Public Shares as of a recent date immediately prior to the Effective Date and will cause its transfer agent to furnish Parent and Merging Company with such additional information and assistance as Parent or its agents may reasonably request in transmitting the Transaction Statement and the Letter of Transmittal to each holder of Public Shares. Merging Company shall cause the Company to furnish the Transaction Statements and Letter of Transmittal to each holder of Derivative Securities.

6.     NO FURTHER RIGHTS OR TRANSFERS

        At and after the Effective Time, each Holder of issued and outstanding Company Common Stock or Derivative Security immediately prior to the Effective Time shall cease to have any rights (i) with respect to Holders of Public Shares, as a shareholder of Company, and (ii) with respect to holders of Derivative Securities, to acquire shares of Company Common Stock, except for the right to surrender his or her Company Common Stock in exchange for the applicable Merger Consideration or to perfect his or her right to receive payment for Company Common Stock pursuant to and in accordance with the Florida Dissenters' Rights Statute and Section 4. There shall be no transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock from and after the Effective Date. If, after the Effective Date and without affecting the rights of Holders to receive the applicable Merger Consideration for their Company Common Stock, Certificates formerly representing Company Common Stock are presented to the Surviving Corporation, they shall be cancelled and exchanged solely for the applicable Merger Consideration (unless such certificates are being deposited solely in connection with the exercise of dissenters rights as Dissenting Shares or represent shares to be cancelled pursuant to Section 3.2(b)).

7.     ADJUSTMENTS

        If, between the date of adoption of this Plan and the Effective Date, the outstanding shares of Company Common Stock shall be changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date prior to the Effective Date, the amount of Merger Consideration to be received pursuant to this Plan in exchange for each outstanding share of Company Common Stock shall be appropriately adjusted.

8.     CONSUMMATION OF THE MERGER

        The Board of Directors of Parent and Merging Company shall take all action necessary in order that the Merger provided for herein shall be effected pursuant to the laws of the State of Florida. The Merger shall be consummated at the time (the "Effective Time") that Articles of Merger are filed with the Department of State of Florida, and the date upon which the Effective Time occurs shall be (and is referred herein as) the "Effective Date."

9.     TERMINATION AND AMENDMENT

        Notwithstanding anything to the contrary contained herein, (i) this Plan and the Merger provided for herein may be terminated and abandoned at any time prior to the Effective Time by the Board of Directors of Parent, and (ii) this Plan may be amended at any time prior to the Effective Time by the Board of Directors of Parent. To the full extent permitted by applicable law, after the Effective Date, the provisions of this Plan may be interpreted, amended or waived by the Board of Directors of the Surviving Corporation.

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        APPROVED AND ADOPTED this            day of November, 2005.

BG CAPITAL GROUP LTD.
By:
Name:
Title:

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Annex B

LETTER OF TRANSMITTAL

FOR FORMER HOLDERS OF COMMON STOCK OF

THE NEPTUNE SOCIETY, INC.

Name and Address of Registered Owner (Please fill in, if blank, EXACTLY as the name(s) appear(s) on the Certificate(s))	Certificate Number(s)	Number of Shares Evidenced by Certificate

Total Shares:

        This Letter of Transmittal should be promptly (i) completed and signed in the two spaces provided below (on the Shareholder Signature Block and on the Substitute W-9 included in this Letter of Transmittal) and (ii) mailed or delivered with your certificate(s) ("Certificate(s)") formerly representing shares of common stock, par value $0.002 per share, of The Neptune Society, Inc. (the "Old Share(s)") to Interwest Transfer Company, as exchange agent ("Exchange Agent").

The Exchange Agent:

Interwest Transfer Company

By Mail or Overnight Courier:

Interwest Transfer Company
Attn: Stacie Banks
1981 E. Murray Holladay Road
Salt Lake City, UT 84117

For Inquiries:

Telephone No.: (801) 272-9294, extension 24
Monday - Friday
8:00 a.m - 5:00 p.m. (Mountain Time)

PLEASE READ AND FOLLOW THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

        You are receiving this Letter of Transmittal pursuant to the terms of the Plan of Merger, to be executed on or about November 8, 2005 (the "Merger Agreement"), by BG Capital Group Ltd., a Bahamian company ("Parent"). NPTI Acquisition Corp., a Florida corporation ("Merger Sub") is a wholly owned subsidiary of Parent. In addition, Parent owns (or will own immediately prior to the filing of the Merger Agreement) at least 90% of the outstanding shares of The Neptune Society, Inc., a Florida corporation ("Neptune"). In accordance with the terms of the Merger Agreement, at the Effective Time (as defined therein), Merger Sub will be merged with and into Neptune, with Neptune as the surviving corporation, and Neptune will become a wholly owned subsidiary of Parent.

        The undersigned, the registered holder(s) of the Certificates(s) representing the Old Shares referred to above, hereby surrender(s) to you as Exchange Agent the Certificate(s) referred to above in exchange for the Merger Consideration (as defined in the Merger Agreement). The undersigned hereby irrevocably appoint(s) the Exchange Agent, as agent of the undersigned, to effect the exchange.

        The name and address of the registered owner(s) of the Old Shares referred to above are printed in the first column of the table set forth above as they appear on the Certificate(s). The undersigned represent(s) and warrant(s) that the undersigned has or have good title to the Old Shares represented by the Certificate(s) and full power and authority to sell, assign, transfer and surrender such shares, free and clear of all liens, claims and encumbrances. The undersigned will, upon request, execute and deliver any additional documents deemed appropriate or necessary in connection with the surrender and exchange of such Old Shares. All authority conferred or agreed to be conferred in this Letter of Transmittal shall not be affected by, and shall survive, the death or incapacity of the undersigned, and any obligation of the undersigned shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned.

        The undersigned understands that surrender is not made in acceptable form until the receipt by the Exchange Agent of this Letter of Transmittal, duly completed and signed, together with any accompanying documents required by Instruction 2(f) in form satisfactory to the Exchange Agent and the Certificate(s) representing Old Shares relating thereto. The Exchange Agent will determine all questions as to validity, form and eligibility of any surrender of Certificate(s), and its reasonable determination shall be final and binding. The undersigned understands that delivery of a check or wire transfer representing the Merger Consideration will be made as promptly as practicable after the surrender of Certificate(s) is made and this Letter of Transmittal and any other necessary documents are completed in acceptable form. The undersigned understands that the amount of any check or wire transfer representing the Merger Consideration will be reduced by any applicable withholding taxes. No interest shall accrue on any cash payments to be delivered hereunder.

        The undersigned request(s) that the Exchange Agent issue and deliver a check(s) representing the Merger Consideration in exchange for the Certificate(s) surrendered pursuant to this Letter of Transmittal to the undersigned at the address specified below unless otherwise indicated under Special Issuance Instructions, Special Delivery Instructions, or Wire Instructions below and, in such case, as indicated by the undersigned in the box(es) below.

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NOTE:
DO NOT SIGN CERTIFICATE(S) UNLESS YOU ARE COMPLETING SPECIAL ISSUANCE OR DELIVERY INSTRUCTIONS BELOW.

☐
If any of the Certificate(s) evidencing Old Shares that you own have been lost or destroyed, check this box and see Instruction 8.

        Please fill out the remainder of this Letter of Transmittal and indicate here the number of Old Shares evidenced by the lost or destroyed Certificate(s):                          (Number of Old Shares)

SPECIAL ISSUANCE INSTRUCTIONS (See Instructions 1, 3 and 11)	SPECIAL DELIVERY INSTRUCTIONS (See Instructions 1 and 3)
Fill in ONLY if check is to be issued in a name other than that set forth on the Certificate.	Fill in ONLY if check is to be issued in the name set forth on the Certificate but delivered to an address other than the registered owner's address set forth above.
Issue and deliver check to:
Name	Name
(Please Print)	(Please Print)
Address	Address

(Tax Identification or Social Security No.)
Please indicate if this is a permanent address correction: ☐ Yes ☐ No

WIRE INSTRUCTIONS
Fill in ONLY if wire transfer is to be issued.
Wire funds to:
Name of Institution:
(Please Print)
Address of Institution:
ABA Account No.:
Credit Account No.:
Credit Account Name:
Attention:
Daytime Phone No. of Shareholder:

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ALL SHAREHOLDER(S) MUST SIGN THIS SIGNATURE BLOCK In addition, Complete Substitute Form W-9

        The undersigned represent(s) that the undersigned has or have read and agree(s) to all of the terms and conditions set forth in this Letter of Transmittal.

        The check(s) or wire transfer(s) representing the Merger Consideration will be issued only in the name of the person(s) submitting this Letter of Transmittal and will be mailed to the address shown in the box on page one entitled "Name and Address of Registered Owner" unless the Special Delivery Instructions, Special Issuance Instructions or Wire Instructions above are completed.

Signature(s) of Registered Holder(s)

(Must be signed by registered holder(s) exactly as name(s) appear(s) on Certificate(s) or by person(s) authorized to become registered holder(s) by documents transmitted herewith. If signature is by an attorney-in-fact, trustee, executor, administrator, guardian, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information. See Instructions 1 and 2 below.)

Dated:	, 2005
Name(s):
(Please Print or Type)
Capacity (Full Title):
Address:
(Including Zip Code)
Area Code and Telephone No.:
Tax Identification or Social Security No.:

SIGNATURE GUARANTEE
(If Required. See Instruction 1, 2 and 3 below.)

Authorized Signature(s):
Name(s):
(Please Print or Type)
Title:
Name of Firm:
Address:
(Including Zip Code)
Area Code and Telephone No.:

FOR USE BY FINANCIAL INSTITUTIONS ONLY.
PLACE MEDALLION GUARANTEE IN SPACE ABOVE.

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INSTRUCTIONS

        1.    Guarantee of Signatures.    No signature guarantee is required on this Letter of Transmittal if it is signed by the registered holder(s) of the Old Shares surrendered herewith, and if the check or wire transfer representing Merger Consideration is to be issued to such registered holder(s) without any correction or change in the name of the registered holder(s). IN ALL OTHER CASES, ALL SIGNATURES ON THIS LETTER OF TRANSMITTAL MUST BE GUARANTEED. All signatures which must be guaranteed in accordance with these instructions must be guaranteed by a bank, broker or other institution which is a member in good standing of a recognized Medallion Signature Guaranty Program.

        2.    Signature on Letter of Transmittal, Stock Powers and Endorsements.

          (a)   If this Letter of Transmittal is signed by the registered holder(s) of the Certificate(s) surrendered hereby without any correction or change in the name of the registered holder(s), the signature(s) must correspond exactly with the name(s) as written on the face of the Certificate(s) without any change whatsoever. In the event the name of the registered holder(s) needs to be corrected or has changed (by marriage or otherwise), see Instruction 3.

          (b)   If any Certificate(s) surrendered hereby is held of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

          (c)   If any Certificate(s) surrendered hereby is registered in different names on several Certificate(s), it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Certificate(s).

          (d)   If this Letter of Transmittal is signed by the registered holder(s) of the Certificate(s) listed and transmitted hereby, no endorsements of Certificate(s) or separate stock powers are required.

          (e)   If this Letter of Transmittal is signed by a person(s) other than the registered holder(s) of the Certificate(s) listed, the Certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name of the registered holder(s) appears on the Certificate(s). Signatures on such Certificate(s) or stock powers must be guaranteed. See Instruction 1.

          (f)    If this Letter of Transmittal (or, if the Certificate has been transferred, any Certificate or stock power) is signed by a person(s) other than the registered holder(s) of the Certificate(s) listed and the signer(s) is acting in the capacity of trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person(s) acting in a fiduciary or representative capacity, such person(s) must so indicate when signing, and must submit proper evidence satisfactory to the Exchange Agent of authority to act.

        3.    Special Issuance and Delivery Instructions.    Unless instructions to the contrary are given in the box above entitled "Special Issuance Instructions," the box above entitled "Special Delivery Instructions" or the box entitled "Wire Instructions," the check representing Merger Consideration to be distributed upon the surrender of Old Shares pursuant to this Letter of Transmittal will be issued in the name and mailed to the address of the registered holder(s) set forth in the box above entitled "Name and Address of Registered Owner." If such check is to be issued in the name of a person(s) other than the registered holder(s) or if the name of the registered holder(s) needs to be corrected or changed (for reasons of marriage or otherwise), the box entitled "Special Issuance Instructions" must be completed. If such check is to be sent to a person(s) other than the registered holder(s) or the registered holder(s) at any address other than that shown in the box entitled "Name and Address of Registered Owner," the box entitled "Special Delivery Instructions" must be completed. If the box entitled "Special Issuance Instructions" is completed, or the box entitled "Special Delivery Instructions"

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is completed other than for the sole purpose of changing the address of the registered holder(s), the signature(s) of the person(s) signing the Letter of Transmittal must be guaranteed. See Instruction 1. If the funds representing Merger Consideration are to be distributed by wire transfer, the box entitled "Wire Instructions" must be completed.

        4.    Important Tax Information.    Under federal income tax laws, each former Neptune shareholder is required to provide the Exchange Agent (as Payer) with such holder's correct taxpayer identification number ("TIN") on Substitute Form W-9. If such holder is an individual, the TIN is his or her social security number. If such holder is a business or other entity, the TIN is its employer identification number. If the Exchange Agent is not provided with the correct TIN, a $50 penalty may be imposed on the holder by the Internal Revenue Service (the "IRS"), and delivery of the check or wire may be subject to backup withholding. If the holder has not been issued a TIN and has applied for a number or intends to apply for a number, such holder may write "Applied For" in Part I of Substitute Form W-9. If the holder writes "Applied For" and the Exchange Agent (as Payer) is not provided a TIN at the time of payment, any payments to the holder may be subject to back up withholding until a TIN is provided.

        Certain holders (including among others, all corporations and certain foreign individuals) are exempt from these backup withholding requirements. Exempt holders should indicate their exempt status in Part II of Substitute Form W-9 by checking the applicable box. In order for a foreign individual to qualify as an exempt recipient, such individual must submit the appropriate IRS Form W-8, signed under penalties of perjury attesting to such individual's foreign status. Forms of such statements may be obtained from the Exchange Agent.

        If backup withholding applies, the Exchange Agent is required to withhold 28% of any payment made to the holder or other payee. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in overpayment of taxes, a refund may be obtained from the IRS.

        5.    Inadequate Space.    If there is inadequate space to complete any box or to sign this Letter of Transmittal, the information or signatures required to be provided must be set forth on additional sheets substantially in the form of the corresponding portion of this Letter of Transmittal and attached to this Letter of Transmittal.

        6.    Indication of Certificate Numbers and Numbers of Old Shares.    This Letter of Transmittal should indicate the certificate numbers of the Certificate(s) surrendered hereby and the number of shares represented by each such Certificate.

        7.    Delivery of Letter of Transmittal and Certificate(s).    Please do not send the Certificate(s) directly to Neptune. The Certificate(s), together with a properly completed and duly executed copy of this Letter of Transmittal or a facsimile hereof and any other documents required by this Letter of Transmittal, should be delivered to the Exchange Agent at its address set forth on the face of this Letter of Transmittal. The method of delivery of all documents to the Exchange Agent is at the option and risk of the holder of Old Shares. If delivery is by mail, the use of registered mail, return receipt requested, properly insured, is strongly recommended. It is suggested that you hand deliver or mail this Letter of Transmittal to the Exchange Agent as soon as possible.

        All questions as to validity, form and eligibility of any surrender of any Certificate hereunder will be determined by the Exchange Agent and its reasonable determination shall be final and binding. Parent reserves the right to waive any irregularities or defects in the surrender of any Certificate(s). A surrender will not be deemed to have been made until all irregularities have been cured or waived.

        8.    Lost or Destroyed Certificates.    If any of your Certificate(s) have been lost, stolen or destroyed, you should notify the Exchange Agent in writing and await instructions as to how to proceed.

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        9.    Miscellaneous.    The Exchange Agent anticipates that it will provide notification of any defects in the deposit and surrender of any Certificate(s), but the Exchange Agent shall not incur any liability for failure to give such notice. The Exchange Agent shall have the absolute right to reject any or all of such deposits which are not in proper form and to waive any irregularities or conditions of such deposits. All questions with respect to this Letter of Transmittal will be determined by the Exchange Agent, which determination shall be final and binding.

        10.    Questions and Requests for Information.    Questions and requests for information or assistance relating to this Letter of Transmittal should be directed to the Exchange Agent (telephone: (801) 272-9294, extension 24; available Monday—Friday, 8:00 a.m.—5:00 p.m. (Mountain Time)). Additional copies of this Letter of Transmittal may be obtained from the Exchange Agent at its address set forth on the face of this Letter of Transmittal or by calling the Exchange Agent at the telephone number set forth in the preceding sentence.

        11.    Stock Transfer Taxes.    In the event that any transfer or other taxes become payable by reason of the issuance of a check in any name other than that of the record holder, such transferee or assignee must pay such tax to Neptune or must establish to the satisfaction of Neptune that such tax has been paid or is not applicable.

        12.    Timing of Delivery.    Although this Letter of Transmittal is being distributed to you prior to the Effective Date of the Merger, it is drafted assuming the Merger is complete. In the event the Merger is not consummated for any reason, this Letter of Transmittal shall be null and void and of no force and effect and your Letter of Transmittal and Certificate(s) will be returned to you.

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TO BE COMPLETED BY ALL SHAREHOLDERS
(See Instruction 4)
PAYER: INTERWEST TRANSFER COMPANY

SUBSTITUTE	Name:
FORM W-9
Department of the Treasury Internal Revenue Service	Address:
Request for Taxpayer Identification Number (TIN) and Certification
Check appropriate box:
		Individual ☐	Corporation ☐
		Partnership ☐	Other (specify) ☐

Part I—Please provide your taxpayer identification number in the space at right.			SSN:
If awaiting TIN, write "Applied For"			or
EIN:

Part II—☐ Check box if you are exempt from backup withholding. For payees exempt from backup withholding, see the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9"

Part III—Certification
Under penalties of perjury, I certify that
(1) the number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me);
(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. Person (or a U.S. resident alien).
Certification Instructions—You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you were no longer subject to backup withholding, do not cross out item (2).

Signature	Date

NOTE:
FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART I OF SUBSTITUTE FORM W-9.

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CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
(TO BE COMPLETED ONLY IF YOU WROTE "APPLIED FOR" IN PART I OF SUBSTITUTE FORM W-9.)

I certify under penalties of perjury that a TIN has not been issued to me, and either (1) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all reportable cash payments made to me will be subject to a 28% backup withholding tax until I provide a properly certified TIN.
Signature	Date
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9

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SUMMARY TERM SHEET
INTRODUCTION
SPECIAL FACTORS PURPOSE, ALTERNATIVES, REASONS AND EFFECTS OF THE PURCHASES OF SHARES AND SUBSEQUENT MERGER
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
FAIRNESS OF THE MERGER
FAIRNESS OF THE PURCHASES OF SHARES
REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
TRANSACTION STATEMENT Introductory Note
SELECTED CONSOLIDATED FINANCIAL INFORMATION
SIGNATURES